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Exhibit 99.2

BIOVAIL CORPORATION INFORMATION FOR SHAREHOLDERS

Notice of Annual and Special Meeting of Shareholders & Management Proxy Circular
MAY 16, 2007
YOUR PARTICIPATION IS IMPORTANT PLEASE TAKE A MINUTE TO VOTE

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting")
of Biovail Corporation (the "Company") will be held:

Date:	Wednesday, the 16th day of May 2007
Time:	10:00 a.m. (Toronto time)
Place:	Dominion Club 1 King Street West Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Common Shareholders (the "Meeting"):

  •
  to receive the annual report of the Company which contains the audited comparative consolidated financial statements of the Corporation as at and for the fiscal year ended December 31, 2006 and the auditors' report thereon, a copy of which is enclosed herewith;

  •
  to elect directors for the ensuing year;

  •
  to re-appoint Ernst & Young LLP as auditors for the ensuing year and authorize the Board of Directors to fix the auditors' remuneration;

  •
  to consider and, if thought fit, pass a resolution to approve revisions to the amendment provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan;

  •
  to consider and, if thought fit, pass a resolution to approve an amendment to the 2006 Stock Option Plan to provide for restricted share unit awards; and

  •
  to transact such other business as may properly be brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Corporate Secretary of the Company c/o CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, facsimile: 416-368-2502. Non-registered shareholders who receive these materials through their broker or other intermediary should follow the instructions provided by their broker or intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company not later than 10:00 a.m.(Toronto time) on May 15, 2007, or in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Shareholders of record at the close of business on March 19, 2007 will be entitled to vote at the Meeting.

DATED at Mississauga, Ontario this 19th day of March 2007.

By Order of the Board of Directors

Wendy A. Kelley
Senior Vice President, General Counsel and
Corporate Secretary

                            TABLE OF CONTENTS

SECTION 1
VOTING INFORMATION	1
SECTION 2
BUSINESS OF THE MEETING	4
PRINCIPAL HOLDERS OF VOTING SHARES	10
INFORMATION RELATING TO BIOVAIL'S DIRECTORS	11
INFORMATION ABOUT BIOVAIL'S AUDITORS	16
SECTION 3
DISCLOSURE OF COMPENSATION AND RELATED INFORMATION	17
COMPENSATION OF DIRECTORS	17
REPORT ON EXECUTIVE COMPENSATION	18
PERFORMANCE GRAPH	22
COMPENSATION OF NAMED EXECUTIVE OFFICERS	23
STOCK OPTION GRANTS FOR THE YEAR ENDED DECEMBER 31, 2006	24
AGGREGATED OPTIONS EXERCISED DURING YEAR ENDED DECEMBER 31, 2006 AND OPTION VALUES AS AT DECEMBER 31, 2006	25
EQUITY COMPENSATION PLAN INFORMATION	25
STOCK OPTION PLANS	26
SECTION 4
CORPORATE GOVERNANCE	38
IMPROVING COMMUNICATION WITH SHAREHOLDERS	38
OTHER MATTERS	38
REQUEST FOR DOCUMENTS	38
CERTIFICATE	40
APPENDIX A
RESOLUTION APPROVING REVISIONS TO THE AMENDMENT PROVISIONS OF THE 2006 STOCK OPTION PLAN, 2004 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN	41
APPENDIX B
RESOLUTION APPROVING AN AMENDMENT TO THE 2006 STOCK OPTION PLAN TO PROVIDE FOR RESTRICTED SHARE UNIT AWARDS	42
APPENDIX C
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	43
APPENDIX D
CHARTER OF THE BOARD OF DIRECTORS	51

YOUR VOTE IS IMPORTANT

Registered Shareholders

You have a certificate for your shares. You will have received a form of proxy from Biovail's transfer agent, CIBC Mellon Trust Company. Complete, sign and either return via facsimile or mail your form of proxy in the envelope provided. To vote in person at the meeting, please see "How do I exercise my vote and by what date?" on page 1 of this Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form. To vote in person at the meeting, please see "How do I vote if I am a non-registered shareholder" on page 2 of this Circular.

Interpretation

References to the "Circular" are to this management proxy circular. Except where the context otherwise requires, all references in this Circular to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Circular, references to "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Circular are presented as at December 31, 2006.

Shareholder Proposals

A shareholder who is entitled to vote at the annual meeting of shareholders in respect of the fiscal year ended December 31, 2007 (to be held in 2008) who intends to raise a proposal must submit such proposal to the Company no later than December 19, 2007.

SECTION 1 VOTING INFORMATION

What decisions will the shareholders be making at this meeting?

You will be asked to vote on four resolutions:

  •
  the election of each individual director of the Biovail Board of Directors;

  •
  the re-appointment of Ernst & Young LLP as auditors for Biovail and authorization of the Board of Directors to fix the auditors' remuneration;

  •
  the approval of revisions to the amendment provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan; and

  •
  the approval of an amendment to the 2006 Stock Option Plan to provide for restricted share unit awards.

The Board of Directors recommends that you vote in favour of all of the resolutions.

In addition, you may be asked to vote in respect of any other matters that may properly be brought before the Meeting. As of the date of the Circular, Biovail's management is not aware of any such other matters.

Who is entitled to vote?

Each shareholder is entitled to one vote for each common share of Biovail (a "Common Share") registered in his or her name as of the close of business on March 19, 2007, the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at Biovail's Annual and Special Meeting of Shareholders to be held on May 16, 2007 (the "Meeting"). A person who acquires Common Shares after March 19, 2007 and who desires to vote such shares must obtain from the vendor an executed form of proxy relating to the transferred shares and must deposit such proxy with CIBC Mellon Trust Company ("CIBC Mellon") as described below. Such a purchaser may consider obtaining from the vendor an undertaking that the vendor will not revoke the executed proxy or attend the meeting to vote the transferred shares.

As at March 19, 2007, 160,466,541 Common Shares of Biovail were issued and outstanding and entitled to be voted at the Meeting.

How do I exercise my vote and by what date?

You may exercise your right to vote by attending and voting your shares in person at the Meeting or by mailing or faxing in the attached form of proxy or returning the Voting Instruction Form in accordance with the instructions provided by your broker.

Registered shareholders who attend the Meeting are entitled to cast one vote for each Common Share held on each resolution put before the Meeting. If you are a registered shareholder who will attend and vote in person at the Meeting, you do not need to complete or return the form of proxy. Upon arriving at the Meeting, simply report to the desk of the transfer agent, CIBC Mellon.

Non-registered shareholders should refer to the instructions on page 2 of this Circular under the heading "How do I vote if I am a non-registered shareholder?".

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile: 416-368-2502, not later than 10:00 a.m. (Toronto time) on May 15, 2007. If the Meeting is adjourned or postponed, CIBC Mellon must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used prior to the time of voting.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast votes on behalf of a registered shareholder.

Appointing a proxyholder

Your proxyholder is the person you appoint to cast your votes for you. Signing the form of proxy appoints Mr. Melnyk, or failing him, Dr. Squires, or failing them, Ms. Kelley, as your proxyholder to vote your shares at the Meeting. You can choose anyone you want to be your proxyholder; it does not have to be the person the Company has designated in the form of proxy. Just write in the name of the person you would like to appoint in the blank space provided in the form of proxy. Please ensure that the person you have appointed will be attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of CIBC Mellon upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, the persons designated in the form will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile: 416-368-2502, not later than 10:00 a.m. (Toronto time) on May 15, 2007. If the Meeting is adjourned or postponed, CIBC Mellon must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used prior to the time of voting.

Who is soliciting my proxy?

Biovail's management is soliciting your proxy for use at the Meeting.    All associated costs of solicitation will be borne by Biovail. The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by regular employees of Biovail for which no additional compensation will be paid. However, Biovail may, at its own expense, pay those entities holding Common Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals. Biovail anticipates that copies of this Circular and accompanying proxy will be distributed to shareholders on or about March 30, 2007.

How will my shares be voted if I give my proxy?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your shares as follows:

  •
  FOR the election of each of the nominees whose names are set out in this Circular as a director of the Corporation; and

  •
  FOR the re-appointment of Ernst & Young LLP as auditors and the authorization of the directors to fix the auditors' remuneration; and

  •
  FOR the approval of revisions to the amendment provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan; and

  •
  FOR the approval of an amendment to the 2006 Stock Option Plan to provide for restricted share unit awards.

If I change my mind, can I take back my proxy once I have given it?

Yes, pursuant to section 148(4) of the Canada Business Corporations Act ("CBCA"), you may revoke any proxy that you have given. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and depositing such written revocation statement at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the proxy being voted.

Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The form of proxy also gives discretionary authority to proxy nominees with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting or other matters that may come before the Meeting.

As of the date of this Circular, Biovail's management is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to management should properly come before the Meeting, the shares represented by proxies in favour of the management nominees will be voted in accordance with the best judgment of the proxy nominees.

How will the votes be counted?

For the election of directors to the Board, the appointment of auditors for the Company, the approval of revisions to the amendment provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan and the approval of the amendment to the 2006 Stock Option Plan to provide for restricted share unit awards, the outcome of the vote will be determined by a majority of the votes cast by the holders of Common Shares.

How do I vote if I am a non-registered shareholder?

The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a Voting Instruction Form which you must complete and sign. This form will constitute voting instructions that the intermediary must follow.

Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to CIBC Mellon at the address or facsimile number set out under the heading "How can I contact the transfer agent?" on page 3.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the Voting Instruction Form or the signed form of proxy. An intermediary's Voting Instruction Form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you need help.

If you vote by mail or by fax and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and what procedures you should follow.

How can I contact the independent directors and Chairman?

You may contact the independent directors and Chairman with the assistance of Biovail Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

Who should I contact if I have questions concerning the Circular or form of proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact Nelson F. Isabel, Vice-President, Investor Relations & Corporate Communications, c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

How can I contact the transfer agent?

You may contact the transfer agent by mail or by telephone (within Canada and the United States):

CIBC Mellon Trust Company
Proxy Department
P.O. Box 721
Agincourt ON M1S 0A1
Tel: 1-800-387-0825 or 416-643-5500
Fax: 416-368-2502

SECTION 2 BUSINESS OF THE MEETING

Election of the Board of Directors

The number of directors to be elected at the Meeting is eight. Under the by-laws of the Corporation, directors are elected annually. Biovail has voluntarily adopted a practice for director election that allows shareholders to cast separate votes (or withhold their votes) in respect of each individual candidate for election to the Board. We believe that this practice provides for greater Board accountability and effectiveness.

All of the nominees proposed for election are currently directors of Biovail. All of the proposed nominees have established their eligibility and willingness to serve on the Board. Directors elected at the Meeting on May 16, 2007 will hold office until the close of the next annual meeting of the Company or until their successors are elected or appointed. The election of such directors will be determined by a majority of votes duly cast.

Pages 11 through 14 of this Circular provide the names of the proposed nominees for election as directors, together with details about their background and experience. Also indicated for each nominee is the number of securities of Biovail beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 19, 2007. You will also find a record of attendance for each director at meetings of the Board of Directors and its committees during the 12 months ended December 31, 2006.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF EACH OF THE NOMINEES WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Re-appointment of Independent Auditors

The Board of Directors propose that the firm Ernst & Young LLP be re-appointed as auditors of Biovail until the close of the next annual meeting and that the Board of Directors be authorized to set the remuneration of such auditors. In order for the resolution appointing the auditors and authorizing the Board of Directors to fix the auditors' remuneration to become effective, the resolution must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan

The Toronto Stock Exchange (the "TSX") requires an issuer's information circular to include the procedure for amending its securities-based compensation arrangements, including specific disclosure as to whether shareholder approval is required for amendments. In a TSX Staff Notice dated June 6, 2006, the TSX provided guidance on this requirement and indicated that after June 30, 2007, issuers who have "general amendment" provisions in their security-based compensation arrangements will no longer be able to make any amendments to such arrangements without shareholder approval, including minor amendments considered to be of a "housekeeping" nature. In this Staff Notice, the TSX strongly recommended that issuers introduce detailed amending provisions to such arrangements at their next meeting of shareholders.

In response to the recommendation in this TSX Staff Notice, Biovail is recommending to shareholders to approve revisions to the amendment provisions contained in each of its 2006 Stock Option Plan (the "2006 Option Plan"), 2004 Stock Option Plan (the "2004 Option Plan") and 1993 Stock Option Plan (the "1993 Option Plan"). Each of these plans currently contains a general amendment provision, which Biovail proposes to replace with more detailed amendment procedures (the "Amendment Procedures"). The Company is no longer granting options under the 2004 Option Plan or the 1993 Option Plan (see the discussion under the heading "Stock Option Plans"). However, such plans continue to govern the terms and conditions of any outstanding options previously granted under such plans and, therefore, the new amendment provisions are being added to such plans to maintain consistency among the Company's stock options plans.

Under the new Amendment Procedures, the Board may amend, suspend, discontinue or terminate the plan or an option in such respects as it, in its sole discretion, determines appropriate. However, no such action may, without the consent of an option holder, alter or impair any rights or obligations arising from any option previously granted to an option holder unless the Board determines that the action would not materially and adversely affect the rights of the option holder. In addition, no such action will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under section 162(m) of the Internal Revenue Code (the "Code") to cease to so qualify. Notwithstanding the foregoing, no such action is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code and the rules of any stock exchange on which Biovail's securities are listed or traded. In addition, shareholder approval is required for:

  (a)
  any amendment to increase the number of Common Shares reserved for issuance from treasury under the plan;

  (b)
  any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the exercise price);

  (c)
  any amendment to extend the term of an outstanding option beyond the originally scheduled expiry date for that option;

  (d)
  any amendment to the eligible participants under the plan that would permit the introduction or reintroduction of non-employee directors to participate under the plan on a discretionary basis;

  (e)
  any amendment that would alter the transferability or assignability of options under the plan; and

  (f)
  any amendment to the plan to provide for other types of compensation through equity issuances;

unless the change results from the application of the anti-dilution provisions of the plan.

Any approval from the shareholders required above under any of Biovail's plans will be given by approval of the holders of a majority of the Common Shares voting in respect of the resolution at a duly called meeting of the shareholders. If required by the rules of any stock exchange on which Biovail's securities are listed, the votes of Common Shares held directly or indirectly by insiders benefiting from the action will be excluded.

Examples of the types of amendments that the Board may make without seeking shareholder approval include, without limitation:

  (a)
  amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

  (b)
  amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision of the plan which may be incorrect or incompatible with any other provision of the plan;

  (c)
  changes to the vesting provisions of the plan or any option; or

  (d)
  changes to the termination provisions of the plan or any option which, in the case of an option, does not entail an extension beyond the originally scheduled expiry date for that option.

In considering the new Amendment Procedures, Biovail has examined the transferability provisions of the 2006 Option Plan, the 2004 Option Plan and the 1993 Option Plan. In the case of the 2006 Option Plan and the 2004 Option Plan, options are non-assignable and non-transferable except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. In the case of the 1993 Option Plan, options are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. In addition, the 2006 Option Plan provides that an assignment or transfer of options may be permitted by the Board where the Board or a committee thereof has considered in good faith and consented to any request by an option holder for a consent to assign or transfer any option, provided that such assignment or transfer is consistent with the purposes of the plan. Similarly, in connection with the implementation of the 2006 Option Plan last year, the terms of the outstanding options under the 1993 Option Plan and the 2004 Option Plan were amended to provide for the benefit of this transferability provision.

Biovail has always viewed options as being a tool to assist the Company in attracting, retaining and motivating key employees and officers. Accordingly, to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval is not being sought in connection with this change as such amendment is viewed as being "housekeeping" in nature.

The Board of Directors approved the revisions to the amendment provisions contained in the 2006 Option Plan, 2004 Option Plan and 1993 Option Plan as described above, subject to the approval of the holders of Common Shares. The Company has received conditional approval from the TSX for the revisions to the amendment provisions. To be adopted, the amendments must be approved by a majority of the votes cast by shareholders who vote in respect of the resolution at the Meeting. The text of the shareholder resolution approving the amendments is attached hereto as Appendix A.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Amendment to the 2006 Option Plan to provide for Restricted Share Unit Awards

Biovail seeks to ensure that it stays apprised of developments in executive compensation, in order to broaden its ability to attract, retain and motivate its key officers and employees. To this end, the Company proposes to introduce restricted share unit ("Unit") awards as a further component of its equity-based compensation awards.

Provided that shareholder approval is obtained (as described below), the ability to grant Units will be added to Biovail's current 2006 Option Plan, and the combined plan will be renamed the "2007 Equity Compensation Plan". In the event shareholder approval is not obtained at the Meeting, the 2006 Option Plan will continue to operate as it presently does, as a stand alone plan.

The terms and conditions governing the grant of Units will largely be similar to those that govern the grant of stock options under the 2006 Option Plan. The terms and conditions governing stock options granted under the 2006 Option Plan, as well as the 1993 Option Plan and the 2004 Option Plan, will not change as result of the introduction of the Unit awards and are described under the heading "Stock Option Plans". Accordingly, the discussion below focuses on the terms and conditions governing the grant of Units.

As a result of the introduction of Unit awards, the number of Common Shares reserved for issuance pursuant to grants of equity awards under Biovail's equity based compensation plans will not be increased. The maximum number of Common Shares issuable from treasury pursuant to the 2007 Equity Compensation Plan will remain at 6,000,000 Common Shares, which is the same number as is currently issuable under the 2006 Option Plan (3.7% of the issued and outstanding Common Shares as at March 19, 2007). As at March 19, 2007, 219,500 Common Shares were issuable in respect of options granted under the 2006 Option Plan and which remain outstanding (0.1% of the issued and outstanding Common Shares). As at March 19, 2007, no Common Shares had been issued upon the exercise of options previously granted under the 2006 Option Plan. Accordingly, as at March 19, 2007, 5,780,500 Common Shares remained available for issuance in respect of future grants of awards under the 2006 Stock Option Plan which, together with Common Shares which are reserved for issuance upon the exercise of 219,500, 2,950,100 and 4,152,504 (or a total of 7,322,104) options granted and which remain outstanding pursuant to the 2006 Option Plan, 2004 Option Plan and 1993 Option Plan, respectively, amounts to 13,102,604 Common Shares or 8.2% of the issued and outstanding Common Shares. As at March 19, 2007, the 7,322,104 options outstanding have a weighted average exercise price of $25.77 and a weighted average term to expiration of 1.90 years. A sub-limit, restricting the maximum number of Common Shares issuable from treasury upon the vesting of Units, has been set at 25% of the maximum number of Common Shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 Common Shares or 0.9% of the issued and outstanding Common Shares, based on a maximum of 6,000,000 Common Shares). As described under the heading "Stock Option Plans", the Company has ceased to grant options under the 2004 Option Plan and the 1993 Option Plan. In addition to the foregoing, as at March 19, 2007, a total of 2,282,366 Common Shares remained in reserve under the Employee Stock Purchase Plan.

No Units have been or will be granted until shareholder approval is obtained.

As under the 2006 Option Plan, the eligible participants entitled to receive Units are employees, officers and consultants of the Company and its affiliates. Directors are not eligible to receive Units, however, officers who are also directors are entitled to receive Units in their capacity as officers of the Company or its subsidiaries or affiliates. The Board, or a committee of the Board to which the Board has delegated its authority, will designate those persons to whom Units will be granted and may condition the granting or vesting of Units upon the attainment of specified performance goals. In determining the performance goals, one or more of the following criteria may be used:

  (a)
  the attainment of certain target levels of, or a specified increase in, revenues; income before taxes and extraordinary items; net income; operating income; earnings before income tax; earnings before interest, taxes, depreciation and amortization; or a combination of any or all of the foregoing;

  (b)
  the attainment of certain target levels of, or a specified increase in, after-tax or pre-tax profits including, without limitation, those attributable to continuing and/or other operations;

  (c)
  the attainment of certain target levels of, or a specified increase in, operational cash flow;

  (d)
  the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established;

  (e)
  earnings per share or the attainment of a specified increase in earnings per share or earnings per share from continuing operations;

  (f)
  the attainment of certain target levels of, or a specified increase in return on capital employed or return on invested capital;

  (g)
  the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on shareholders' equity;

  (h)
  the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula;

  (i)
  the attainment of certain target levels, or a specified increase in, the fair market value of the Common Shares;

  (j)
  the growth in the value of an investment in the Common Shares assuming the reinvestment of dividends;

  (k)
  the filing of one or more new drug applications or new drug submissions or the approval of such applications and/or submissions by the Food and Drug Administration or the Canadian Therapeutic Products Directorate, as applicable;

  (l)
  the achievement of a launch of one or more new drugs;

  (m)
  the achievement of research and development milestones;

  (n)
  the successful completion of clinical trial phases; and/or

  (o)
  the attainment of a certain level of, reduction of, or other specified objectives with regard to limiting the level in or increase in, all or a portion of controllable expenses or costs or other expenses or costs.

In general, the Units will vest on the third anniversary date from the date of grant, subject to the attainment of any applicable performance goals. Any Units that do not vest as a result of a determination that a Unitholder has failed to attain the prescribed performance goals will be forfeited immediately upon such determination.

Units are non-assignable and non-transferable, except in the case of death. Unitholders will not have any voting rights with respect to Common Shares underlying the Units until such Common Shares are issued to the Unitholder following vesting.

Each vested Unit represents the right of a Unitholder to receive one Common Share, to be issued either from treasury or provided by the Company through market purchases. The Company may, in lieu of all or a portion of the Common Shares which would otherwise be provided to a Unitholder, elect to pay a cash amount equivalent to the market price of a Common Share on the vesting date for each vested Unit. The amount of cash payment will be determined based on the average market price of the Common Shares on the vesting date on the TSX, the NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs.

Similar to options under the 2006 Option Plan, if a Unit vests during a blackout period (being a period during which a Unitholder is prohibited from trading in securities of the Company pursuant to securities regulatory requirements or the Company's written policies then applicable), then the vesting date of such Unit will be extended to the first business day following the end of the blackout period.

Except as otherwise determined by the Board on the date of grant, additional Units will be allocated to Unitholders on the payment date of the dividends on the Company's Common Shares, the number of which shall be the quotient determined by dividing: (a) the total amount of dividends declared and that would have been paid to the Unitholder if the Units held on the record date had been Common Shares, by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of the Common Shares occurs on the payment date of such dividends. Fractional Units shall not be granted and any such additional Units will have the same vesting dates and will vest in accordance with the same terms as the Units in respect of which such additional Units are credited.

The concentration limits in respect of Units under the 2007 Equity Compensation Plan are similar to those specified under the 2006 Option Plan and are as follows:

  (a)
  the number of Common Shares reserved for insiders issuable from treasury, at any time, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (b)
  the number of Common Shares issued from treasury to insiders, within any one year period, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (c)
  the total number of options and Units in aggregate granted pursuant to the 2007 Equity Compensation Plan to any one participant during any calendar year must not exceed 20% of the total number of options and Units in aggregate granted pursuant to the 2007 Equity Compensation Plan during such calendar year;

  (d)
  the number of Common Shares to be issued from treasury under the 2007 Equity Compensation Plan to any one participant during each calendar year during the term of the 2007 Equity Compensation Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares and (ii) 7,987,450 Common Shares of the Company; and

  (e)
  the number of Common Shares reserved for issuance and issued from treasury pursuant to the 2007 Equity Compensation Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued from treasury under the 2007 Equity Compensation Plan.

In addition, the maximum number of Common Shares issuable from treasury in respect of Units that are subject to performance goals, during any calendar year, to any one participant is 90,000 Common Shares, provided however, that if the performance period is less than three consecutive fiscal years, such maximum number will be determined by multiplying 90,000 by a fraction, the numerator of which is the number of days in the performance period and the denominator of which is 1095.

In the event of a Unitholder's retirement, death, disability or suspension of employment or term of office due to a leave of absence, any unvested Units will vest as follows:

  (a)
  Retirement.    Provided that a Unitholder has been continuously employed by the Company or an affiliate for a 12-month period following the date of grant of Units, if a Unitholder retires prior to the vesting of Units, then such Units will vest on the vesting date (subject to the attainment of performance goals and other factors, if any), provided that the number of Units which will vest on the vesting date will be prorated based on the number of days that the Unitholder provided active service to the Company or an affiliate following the date of grant. If the Unitholder has not been continuously employed by the Company or an affiliate for a 12-month period, then all unvested Units will be cancelled on the date of retirement;

  (b)
  Death.    If a Unitholder dies while an employee or officer of, or while a consultant to, the Company or an affiliate and prior to the vesting of Units, then such Units will vest on the date of death (subject to the attainment of performance goals and other factors, if any), provided that the number of Units which will vest on the date of death will be prorated based on the number of days that the Unitholder provided active service to the Company or an affiliate following the date of grant;

  (c)
  Disability.    If a Unitholder becomes disabled while an employee or officer of, or while a consultant to, the Company or its affiliate and prior to the vesting of Units, then such Units will vest on the date of disability (subject to the attainment of performance goals and other factors, if any), provided that the number of Units which will vest on the date of disability will be prorated based on the number of days that the Unitholder has provided active service to the Company or an affiliate following the date of grant;

  (d)
  Legal Leave of Absence.    If a Unitholder's employment or term of office is suspended by reason of a leave of absence required under applicable law (including employment law), any unvested Units on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred; and

  (e)
  Personal Leave of Absence.    Provided that a Unitholder has been continuously employed by the Company or an affiliate for a 12-month period following the date of grant of a Unit, where a Unitholder's employment or term of office is suspended by reason of a personal leave of absence approved by the Company or an affiliate (as the case may be), any unvested Units on the date of such suspension will vest on the vesting date (subject to the attainment of personal goals and other factors, if any) as if such leave of absence had not occurred. If the Unitholder has not been continuously employed by the Company or an affiliate for a 12 month period, then all unvested Units will be cancelled immediately prior to commencement of the leave of absence.

In each of the circumstances described in the foregoing paragraphs (other than (d)), any remaining unvested Units will be cancelled on the date of retirement, death or disability, or the commencement of the personal leave of absence, as the case may be. Notwithstanding the foregoing provisions, the Board may permit the vesting of any Units held in the manner and on the terms authorized by the Board.

Similar to the 2006 Option Plan, notwithstanding the above-described provisions, where a Unitholder has been employed by the Company or its affiliates for at least ten consecutive years, provided that the sum of the Unitholder's age and the years of service with the Company or an affiliate equals or exceeds "70", upon the retirement, death, disability or termination (other than in the case of termination for cause), all of the unvested Units held by such Unitholder will immediately vest.

Where a Unitholder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer Unitholder, termination by the Company or an affiliate without cause; or

  (b)
  in the case of a consultant Unitholder, any reason whatsoever other than for breach of the consulting agreement or arrangement,

then any Units that are unvested on the date of such termination will vest on the termination date (subject to the attainment of performance goals and other factors, if any) provided that the number of Units that will vest on such date will be prorated based on the number of days that the Unitholder provided active service to the Company or an affiliate following the date of grant.

Where a Unitholder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer Unitholder,

  (i)
  voluntary resignation, or

  (ii)
  termination by the Company or an affiliate for cause,

  (b)
  in the case of a consultant Unitholder,

  (i)
  voluntary termination, or

  (ii)
  termination by the Company or an affiliate for breach of the consulting agreement or arrangement,

then any Units that are unvested on the date of such termination or resignation will be forfeited and cancelled on the termination date.

As with options granted under the 2006 Option Plan, Units which have been granted are not affected by a change of employment or consulting arrangement within or among the Company or one or more related entities for so long as the individual continues to be an eligible participant.

As under the 2006 Option Plan, in the event that a Unitholder engages in any business that is in competition with the Company or otherwise engages in any activity that is detrimental to the Company prior to any vesting of Units, all Units held by such Unitholder shall thereupon terminate and be cancelled. If a Unitholder engages in an activity that is detrimental to the Company during the one-year period commencing on the date one or more Units vest, the Company shall be entitled to recover from the Unitholder an amount equal to the market price of the Common Shares and/or the cash amount received by the Unitholder, plus any other gain realized as a result of the vesting of the Units, issuance of the Common Shares and/or payment of the cash amount.

As under the 2006 Option Plan, the Units are subject to customary anti-dilution provisions for the benefit of Unitholders. In addition, if there is a change in control of the Company, the Board may, without the consent of the Unitholder, take steps to cause the conversion or exchange of any outstanding Units into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board may elect to accelerate the vesting of any or all outstanding Units (in which case the Board may also determine that the outstanding Units will be purchased by the Company at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding Units shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to the Unitholders. In the event that the Board does not elect to accelerate vesting of Units, any unvested Units then held by the Unitholders shall terminate on the date that an acquiring party who has made an offer to purchase all Common Shares successfully completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant. "Change in control" has the same meaning as provided for in the 2006 Option Plan and is set out under the heading "Stock Option Plans".

Although it is intended that Units granted will comply with the performance-based exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Units may be granted that do not comply with such exception.

The applicable amending provisions will incorporate the proposed detailed amending provisions of the 2006 Option Plan, which shareholders are being asked to approve at the Meeting as a separate matter. For further details, please see " — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan".

The Board of Directors approved the introduction of Unit awards as described above, subject to the approval of the holders of Common Shares. The Company has received conditional approval from the TSX for the introduction of Unit awards. In order for this proposal to become effective it must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution. The text of the shareholder resolution approving the introduction of Unit awards is attached hereto as Appendix B.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE INTRODUCTION OF UNIT AWARDS AS DESCRIBED ABOVE, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

PRINCIPAL HOLDERS OF VOTING SHARES

Biovail has only one class of shares outstanding — the Common Shares. To the knowledge of the directors and senior officers of the Company, as at March 19, 2007, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is considered at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be considered to have beneficial ownership of the same securities.

	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised
		Percentage of Outstanding Common Shares Represented
Name of Shareholder
Eugene N. Melnyk(1)	20,258,396	12.6%
Barclays Global Investors	10,196,758	6.4%
Phillips Hager & North Investments(2)	9,516,533	5.9%
(1)
Mr. Melnyk has been named by the Ontario Securities Commission (the "OSC") in a Notice of Hearing and a Statement of Allegations issued on July 28, 2006. Among other things, staff of the OSC alleges that Mr. Melnyk exercised control or direction over Common Shares of Biovail held by certain trusts that were settled by Mr. Melnyk. Mr. Melnyk denies this allegation. However, if the OSC determines that Mr. Melnyk did exercise control or direction over the Common Shares of Biovail held by these trusts, then an additional 9,408,232 Common Shares would be added to the disclosure set out above, as at March 19, 2007, which would increase his percentage beneficial ownership of outstanding Common Shares to approximately 18.5%. This number has been provided to the Company by Mr. Melnyk and Mr. Melnyk has advised that this number is based on the best information currently available to him.

(2)
Based on information provided to Biovail by Phillips Hager & North Investments.

INFORMATION RELATING TO BIOVAIL'S DIRECTORS

Election of Directors

Each of the persons listed below is being nominated for election as a director of Biovail at the Meeting. If elected, each of the individuals listed below will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. All of the individuals below are current directors of the Company. The term of office for the current directors will expire at the close of the Meeting.

The following table sets out information with respect to the nominees, including where they live, the periods served as a director of the Company, all positions and offices held by them with the Company, principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of securities they own — beneficially, directly or indirectly, or over which they exercise control or direction, as at March 19, 2007. The number of options, as set out below, indicates options previously awarded to directors under the Company's stock option plans. Commencing in 2005, non-executive directors began receiving deferred share units ("DSUs") issued by Biovail Corporation, rather than options. Information as to securities beneficially owned and securities over which control or direction is exercised is not within Biovail's knowledge and therefore has been provided by each nominee.

Mr. Melnyk is the Chairman of the Board of Directors and is the President of Biovail Laboratories International SRL ("BLS"). He has served as President of BLS since its inception. Mr. Melnyk served as Executive Chairman of the Board from November 2004 to June 2006. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. He has been the Chairman and a Director since March 1994 when Biovail's predecessors, Trimel Corporation and Biovail Corporation International ("BCI"), amalgamated. Prior to that, since 1983 he was Chairman and President of Trimel Corporation. From October 1991 to March 1994, Mr. Melnyk served as Chairman of the Board of BCI and was instrumental in acquiring, financing and organizing the businesses of that company. Mr. Melynk is a member of the Board of Governors of the National Hockey League and a board member of the Thoroughbred Owners and Breeders Association. In addition, Mr. Melnyk holds a number of philanthropic board appointments including Director of the Grayson Jockey Club Research Foundation, Director of the Ottawa Senators Foundation, Patron of the Hnatyshyn Foundation, Honorary Director of the Belmont Child Care Association, Honorary Director of Help Us Help the Children, Honorary Patron of the St. Joseph's Health Centre Foundation, Honorary Chair of the Canadian Ukrainian Care Centre's capital campaign, Founding Partner of Roger's House, and Founder and Trustee of Providence Elementary School.
Eugene N. Melnyk(1)
Barbados, West Indies
Age 47
60,000 Common Shares
17,860,000 Common Shares —
EM Holdings B.V.
190,496 Common Shares —
Laura Melnyk
95,100 Common Shares — RRSP
2,127,800 Options
76,768 DSUs(2) — Edgehill Management Corporation
Committee Membership and Attendance at Meetings in 2006:
Board — 12/12;
Risk and Compliance Committee — 3/3

Mr. Bristow has been a Director of Biovail since the amalgamation of Biovail's predecessors, Trimel Corporation and BCI, in 1994. From January 1993 to February 1994, he was a Director of BCI. Mr. Bristow was a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm, from December 1991 until his retirement on June 30, 2006. From September 1975 to December 1991, he served as Vice President and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is Chairman of the Compensation, Nominating and Corporate Governance Committee.
Wilfred G. Bristow
Ontario, Canada
Age 75
7,000 Common Shares
60,000 Options
14,352 DSUs
Committee Membership and Attendance at meetings in 2006:
Board — 12/12;
Compensation, Nominating and Corporate Governance Committee — 6/6

Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York based securities and brokerage firm and then Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's effort in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco Pittsburgh Corporation, Harvard Medical School and the American Red Cross. In addition, he serves as a board member for some of Laurel Crown's portfolio companies including Global Fitness, the largest franchisee of Gold's Gym, and P&P Realty, a real estate development company.
Dr. Laurence E. Paul
California, USA
Age 42
28,000 Common Shares
30,000 Options
10,631 DSUs
Committee Membership and
Attendance at meetings in 2006:
Board — 9/12;
Audit — 7/9;
Compensation, Nominating and Corporate Governance Committee — 6/6

Mr. Plener was elected to the Board of Directors in June 2002. He is a member of the board of Novelis Inc., a public company listed on the NYSE and TSX, and a member of its Nominating and Corporate Governance Committee. Novelis is involved in aluminium rolled products and aluminium can recycling. He is also a member of the board of directors of SMC Hockey Corp., Capital Sports & Entertainment Inc. and Fusion Brands Inc. and their respective affiliates. Mr. Plener is a senior partner in the Business Law practice group at the law firm of Cassels Brock & Blackwell LLP. He has been practising with the firm since 1978. He is currently a member of the Executive Committee of the firm and Chairman of its Audit Committee. Mr. Plener has been lead counsel to many public and private clients in a broad range of industries, including the pharmaceutical sector. Mr. Plener is Chairman of Biovail's Risk and Compliance Committee.
Sheldon Plener
Ontario, Canada
Age 55
1,000 Common Shares — Eleanor Plener
30,000 Options
10,631 DSUs
Committee Membership and
Attendance at meetings in 2006:
Board — 12/12(3)
Risk and Compliance Committee — 3/3

Mr. Sokalsky was elected to the Board in June 2005. Mr. Sokalsky assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation ("Barrick"), a gold mining and exploration company, in May 2004. Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer since March 1999, directing the financial operations of Barrick, and Vice President and Treasurer since December 1993. Prior to joining Barrick, Mr. Sokalsky spent 10 years in various financial capacities at George Weston Ltd. Mr. Sokalsky has a B.Comm. (Hons.) degree and received his chartered accountant designation in 1982.	Jamie C. Sokalsky Ontario, Canada Age 49 Common Shares — N/A Options — N/A 10,631 DSUs Committee Membership and Attendance at meetings in 2006: Board — 11/12 Audit — 8/9

Dr. Squires is the Chief Executive Officer of Biovail and was elected to the Board in June 2005. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim.	Dr. Douglas J.P. Squires Pennsylvania, USA Age 58 20,000 Common Shares 350,000 Options DSUs — N/A Committee Membership and Attendance at meetings in 2006: Board — 12/12

Mr. Van Every was elected to the Board of Directors in June 2004. He is also a member of the boards of Kelman Technologies Inc. where he serves as chair of the audit committee and is a member of the compensation committee, Woods Canada Limited, Erewhon Brands International Limited and The Jockey Club of Canada. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. He has practised public accounting since 1966. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors and has received his ICD.D, the professional designation for directors in Canada. Mr. Van Every is Chairman of the Audit Committee.
Michael R. Van Every
Ontario, Canada
Age 65
2,000 Common Shares
10,000 Options
10,631 DSUs
Committee Membership and
Attendance at meetings in 2006:
Board — 12/12
Audit — 9/9
Compensation, Nominating and Corporate Governance Committee — 5/6

Mr. Wells was elected to the Board in June 2005. Effective April 2, 2007, Mr. Wells will be the Chief Financial Officer of Loblaw Companies Limited, Canada's largest food distributor and a provider of general merchandise products, drugstore and financial products and services. Until April 1, 2007, Mr. Wells is Chief Financial Officer of Bunge Limited, a U.S. headquartered company in the global agribusiness, fertilizer and food product industries, and has, since January 2000, served as a director or officer of a number of other subsidiaries and joint ventures of Bunge Limited. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its Sarbanes Oxley compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a member of the Standard & Poor's Corporate Issuer Advisory Board, a Trustee and a member of the audit committee of The Lakefield College School Foundation and serves on the investment committee of the Uruguay International Venture Capital Fund.
William M. Wells
New York, USA
Age 46
Common Shares — N/A
Options — N/A
15,049 DSUs
Committee Membership and Attendance at meetings in 2006:
Board — 11/12
Audit — 8/9;
Risk and Compliance Committee — 3/3

(1)
Mr. Melnyk has been named by the OSC in a Notice of Hearing and a Statement of Allegations issued on July 28, 2006. Among other things, staff of the OSC contends that Mr. Melnyk exercised direction and control over Common Shares of Biovail held by certain trusts that were settled by Mr. Melnyk. Mr. Melnyk denies this allegation. However, if the OSC determines that Mr. Melnyk did exercise control or direction over the Common shares of Biovail held by these trusts, then an additional 9,408,232 Common Shares would be added to the disclosure set out above, as at March 19, 2007. This number has been provided to the Company by Mr. Melnyk and Mr. Melnyk has advised that this number is based on the best information currently available to him.

(2)
The DSUs reflected have been issued to Mr. Melnyk by BLS, an indirect subsidiary of the Company of which Mr. Melnyk is President. Mr. Melnyk does not receive DSUs from Biovail Corporation as part of his compensation as a director or Chairman.

(3)
Mr. Plener is not treated as an independent director. Accordingly, he did not attend meetings convened for independent directors only.

Summary of Directors' Share Ownership

In order to support the alignment of directors' interests with those of Biovail and its shareholders, directors are encouraged to own or control Common Shares at least equal to three times their annual Board retainer within three years of being elected (DSUs count towards share ownership, but options do not count towards share ownership). Toward this end, Biovail has adopted mandatory DSU Plans for its non-management directors, as described below under the heading "Deferred Share Unit Plans for Directors". The following table summarizes the current holdings of Biovail securities (other than options) by non-management directors as at December 31, 2006:

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs (#)	Total (Common Shares and DSUs) (#)	Total "At Risk" Value of Common Shares and DSUs ($)(1)	Share Ownership Target ($)	Target Date for Share Ownership
Wilfred G. Bristow	2006	7,000	14,352	21,352	451,808	90,000	Already Met
	2005	7,000	7,927	14,927	354,218
	Change	nil	+6,425	+6,425	+97,590
Dr. Laurence E. Paul	2006	28,000	10,631	38,379	812,100	90,000	Already Met
	2005	28,000	5,879	33,879	803,949
	Change	nil	+4,500	+4,500	+8,151
Sheldon Plener	2006	1,000	10,631	11,631	246,112	90,000	Already Met
	2005	1,000	5,879	6,879	163,239
	Change	nil	+4,752	+4,752	+82,873
Jamie C. Sokalsky	2006	nil	10,631	10,631	224,952	90,000	Already Met
	2005	nil	5,879	5,879	139,509
	Change	nil	+4,752	+4,752	+85,443
Michael R. Van Every	2006	2,000	10,631	12,631	267,272	90,000	Already Met
	2005	2,000	5,879	7,879	186,969
	Change	nil	+4,752	+4,752	+80,303
William M. Wells	2006	nil	15,049	15,049	318,437	90,000	Already Met
	2005	nil	8,512	8,512	201,990
	Change	nil	+6,537	+6,537	+116,447
(1)
The "at risk" value of the Common Shares and DSUs is based upon the closing price of the Common Shares on the last day of trading on the New York Stock Exchange in 2005 ($23.73) and 2006 ($21.16), as applicable.

INFORMATION ABOUT BIOVAIL'S AUDITORS

Re-Appointment of Independent Auditors

The Audit Committee recommended to the Board of Directors that Ernst & Young LLP, Chartered Accountants be put before the shareholders for re-appointment as the auditors of Biovail to serve until the close of the next annual meeting of shareholders. The Board has accepted and endorsed this recommendation. Representatives of the auditors will be in attendance and available to answer questions at the Meeting.

Auditors' Fees

Fees payable for the years ended December 31, 2005 and December 31, 2006 to Ernst & Young LLP were $2.8 million and $3.8 million, respectively. Management negotiates with the auditors of Biovail on an arm's length basis in determining the fees to be paid to the auditors and then discusses with, and obtains the approval of, the Audit Committee. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to Biovail. Biovail believes that the fees negotiated in the past with the auditors have been reasonable and would be comparable to fees charged by other auditors providing similar services.

Fees Paid to Ernst & Young LLP

The table below summarizes the fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries to Ernst & Young LLP during each of 2005 and 2006.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Services	$3,224	$1,619
Audit-Related Services	385	913
Tax Services	142	258
All other Services	0	0
	$3,751	$2,790

Audit-Related Services

Biovail's Audit Committee believes that the provision of the non-audit services referenced above is compatible with maintaining Ernst & Young LLP's independence. Ernst & Young LLP did not provide any financial information systems design or implementation services to Biovail during 2006.

Audit-related services are generally related to due-diligence investigations, audits of combined financial statements prepared for the purposes of the completed disposal of certain of our activities, or of combined financial statements of companies that we acquired, review of prospectuses, and assignments relating to internal accounting functions and procedures.

Tax services are professional services rendered by our auditors for tax compliance, and in 2005, also for tax consulting associated with international transfer prices and employee tax services.

SECTION 3 DISCLOSURE OF COMPENSATION AND RELATED INFORMATION

COMPENSATION OF DIRECTORS

There are currently eight directors on the Biovail Board. As members of management, neither Mr. Melnyk nor Dr. Squires receives any of the directors' fees described below.

In 2006, Biovail's directors, other than directors who are also members of management, were compensated through a combination of an annual Board retainer, committee chair retainers, committee member retainers and meeting fees:

  •
  annual Board retainer: $30,000;

  •
  Committee Chair annual retainers: Audit Committee $20,000; Compensation, Nominating and Corporate Governance Committee $5,000; and Risk and Compliance Committee $5,000;

  •
  Audit Committee member annual retainer: $10,000; other standing Committee member retainers: $5,000; and

  •
  meeting fees: $1,500 for each Board or Committee meeting; $750 for each Committee meeting held on the same day as a Board meeting.

Biovail also pays travel fees in connection with meetings and reimburses the directors for out-of-pocket expenses incurred in attending meetings.

In addition, the alignment of directors' interests with those of Biovail's shareholders is supported through the award of DSUs as described in detail below. Directors receive an annual award of DSUs equal in value on the date of the award to the amount that the Board has determined to be the "Annual DSU Allocation", currently $100,000. The Company does not maintain a retirement policy for directors.

Deferred Share Unit Plans for Directors

On May 4, 2005, the Board adopted DSU Plans for its directors who are not members of management, which entitles such directors to receive annual grants of DSUs. A DSU is an amount owed by Biovail to the director having the same value as one Common Share of Biovail. The DSU Plans are intended to enhance Biovail's ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment between the long-term economic interests of directors and shareholders. Some of the key features of the DSU Plans are described below:

  •
  Directors are paid a significant portion of their annual compensation, and may elect to receive up to 100% of their annual retainer fees (and all or part of their annual committee retainers, as applicable), in the form of DSUs;

  •
  Under the DSU Plans, directors are credited with DSUs immediately following their election, re-election or appointment as members of the Board. The number of DSUs credited to a director is calculated by dividing the Annual DSU Allocation, currently US$100,000, by the volume weighted average trading price of the Common Shares on the TSX or the NYSE or other exchange upon which the majority of the trading volume and value occurs for the five trading days immediately preceding the date of grant;

  •
  When cash dividends are paid on Biovail's Common Shares, each director's DSU account is credited with an additional number of DSUs, calculated by dividing the aggregate cash dividend to which a director would have been entitled if each DSU held were a Common Share by the closing price of the Common Shares on the TSX or the NYSE or other exchange upon which the majority of the trading volume and value occurs on the dividend payment date; and

  •
  DSUs are settled immediately upon a member ceasing to be a director of the Corporation, subject to applicable income tax and other withholdings as required by law. DSUs are settled with the member (or if the member has died, to his or her estate, as they case may be) in the form of one lump sum cash payment, less any amounts to be withheld by applicable law.

Summary of Directors' Compensation

The following table summarizes the total compensation paid to directors, other than Dr. Squires(1) and Mr. Melnyk(1), for the fiscal year ending December 31, 2006:

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation (DSUs) (#)(2)/($)	All Other Compensation ($)	Total ($)
Wilfred G. Bristow	29,250	5,831/$135,000	—	164,250
Dr. Laurence E. Paul	80,500	4,319/$100,000	—	180,500
Sheldon Plener	57,500	4,319/$100,000	—	157,500
Michael R. Van Every	96,500	4,319/$100,000	—	196,500
Jamie C. Sokalsky	66,250	4,319/$100,000	—	166,250
William M. Wells	40,750	6,263/$145,000	—	185,750
Total	370,750	29,370/$680,000	—	1,050,750
(1)
Dr. Squires and Mr. Melnyk are members of Biovail's management and do not receive directors' fees for their membership on the Board.

(2)
Based on the volume weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the date of grant.

REPORT ON EXECUTIVE COMPENSATION

Mandate of the Compensation, Nominating and Corporate Governance Committee

The mandate of the Compensation, Nominating and Corporate Governance Committee of the Board includes responsibility for reviewing and approving compensation for Biovail's Chief Executive Officer and for recommending to the Board compensation for the other members of Biovail's senior management team. Its mandate also includes reviewing and making recommendations to the Board regarding the Company's non-equity and equity-based compensation plans. The Compensation, Nominating and Corporate Governance Committee discharges its responsibilities pursuant to a written charter, reviewed annually to respond to regulatory developments and the needs of the Company. A copy of the charter of the Compensation, Nominating and Corporate Governance Committee, as approved by the Board, has been posted on Biovail's website (www.biovail.com).

Composition of the Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee is currently comprised of William Bristow (Chairman), Dr. Laurence Paul and Michael Van Every. Each member of the Compensation, Nominating and Corporate Governance Committee is independent under each of the tests established by legal and stock exchange requirements to which Biovail is subject.

Independent Compensation Consultant

In respect of fiscal 2006, the Compensation, Nominating and Corporate Governance Committee once again retained Mercer Human Resources Consulting Limited ("Mercer Consulting") to provide advice on compensation trends and issues. Mercer Consulting was also asked to update the appropriate comparator group, as described below. The total fees paid to Mercer Consulting concerning this retainer and Mercer's retainer in respect of director compensation in the 2006 fiscal year were C$28,779.

General Compensation Philosophy

In discharging its responsibilities, the Committee seeks to ensure that overall compensation for executive officers is competitive in today's market. However, the Committee also recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain Biovail's position as a leader within its segment of the pharmaceutical industry. This is particularly true for the most senior officers of Biovail, who have a significant influence on corporate performance.

The Committee believes that compensation paid to executive officers should be closely aligned with the Company's performance on both a short-term and long-term basis. As such, the Committee has established three specific goals for Biovail's executive compensation policy:

  •
  to attract, motivate and retain key personnel;

  •
  to link executive compensation to overall corporate performance; and

  •
  to motivate officers to act in the best interests of shareholders.

Chief Executive Officer

The compensation package of the Chief Executive Officer is approved by the Compensation,

Nominating & Corporate Governance Committee and approved by the independent members of the Board of Directors. The Chief Executive Officer's compensation package consists of base salary, short-term incentive (cash bonuses) and long-term incentive (stock options) as described below. As described more fully below, Biovail targets that the Chief Executive Officer's compensation package be in approximately the 50th percentile of each of these components, as well as for total compensation, with reference to the comparator group of companies, as described below. In the year following the appointment of Dr. Squires as Chief Executive Officer, the Compensation, Nominating and Corporate Governance Committee approved the Company's Corporate Governance Guidelines. The Compensation, Nominating and Corporate Governance Committee believes it is important that the Chief Executive Officer's interests are aligned with the interests of the Company and its shareholders and promotes the ownership of shares by the Chief Executive Officer. Dr. Squires has acquired 20,000 Common Shares to date. As at March 19, 2007, such Common Shares were worth $431,800 (based on the closing price of the Common Shares on the NYSE of $21.59).

The Committee recognizes the significance of the key strategic initiatives set forth for Dr. Squires to the long-term as well as the short-term direction of Biovail. The Committee believes that Dr. Squires, with his commitment to being a leader in integrity, transparency and corporate governance, has the potential to lead Biovail to solid financial results in an extremely challenging economic environment. As part of his employment agreement, Dr. Squires was awarded 150,000 sign-on options ensuring that his compensation package is aligned with the interests of shareholders and investors. These options vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment October 7, 2004.

Dr. Squires' total annual compensation is targeted to be allocated as follows: 37% as base salary, 28% as a short-term incentive, and 35% as a long-term incentive. Seventy-five percent of Dr. Squires' annual short-term and long-term incentive is based on the achievement of corporate and business objectives which include not only financial but also operational performance goals. The 2006 corporate objectives included revenues of $800 million, gross margin of 75% and net income of $274 million. Twenty-five percent of Dr. Squires' annual short-term and long-term incentive is based on achievement of personal objectives. During 2006, all of Dr. Squires' corporate and personal objectives were met. In recognition of his contributions in 2006, Dr. Squires was awarded a cash bonus of $540,265. During fiscal 2006, Dr. Squires was also granted 150,000 options. The options, which become exercisable in increments of 25% immediately and 25% in 2007 through 2009, will expire five years from the grant date. The Committee believes that options, when used judiciously, can be an extremely effective incentive for superior performance leading to long-term shareholder value.

The following is a summary of Dr. Squires' annual compensation for the fiscal year ended December 31, 2006:

Compensation	Value ($)
Base Salary	720,354
Bonus	540,265
Other Annual Compensation	—
Grant of Securities(1)	1,429,500
Other Compensation(2)	13,200
Total Compensation	2,703,319
(1)
This figure represents the Black-Scholes value of 150,000 options granted under the 2004 Stock Option Plan at an option price of $24.50. These options vest 25% immediately and 25% on each of the first three anniversaries of the date of grant (March 30, 2006). Options granted in 2006 are based on performance in 2005.

(2)
Detailed information on this amount is presented in the compensation table under "Compensation of Named Executive Officers" below.

President of BLS

The compensation package of Mr. Melnyk, the President of BLS, is reviewed by the Compensation, Nominating & Corporate Governance Committee and by the members of the Board of Directors of Biovail Corporation and is approved by the Board of Managers of BLS. Under the terms of his employment agreement, Mr. Melnyk is entitled to annual cash compensation of $750,000, together with an annual BLS-issued deferred share unit grant with a value at the time of grant of $200,000. In addition, Mr. Melnyk was entitled to awards of BLS-issued deferred share units as follows: for the period of February 2005 through January 2006, BLS deferred share units with a value at time of grant of $1,250,000; and from February 2006 through January 2007, BLS deferred share units with a value at the time of grant of $500,000. To date, the only DSUs that BLS has issued Mr. Melnyk were DSUs with a value at time of grant of $1,250,000 in 2005. In 2007, BLS intends to grant Mr. Melnyk additional DSUs in recognition of awards to which he was entitled in 2005 and 2006, but which were not made. Mr. Melnyk does not receive options or bonus payments.

Mr. Melnyk does not receive any compensation in his position as a director or as Chairman of Biovail Corporation.

The following is a summary of the annual compensation paid to Mr. Melnyk in his capacity as

President of BLS for the fiscal year ended December 31, 2006:

Compensation	Value ($)
Cash Compensation	737,529
Bonus	N/A
Other Annual Compensation	—
Grant of Securities	—
Other Compensation	—
Total Compensation	737,529

Comparator Groups

With the assistance of Mercer Consulting, as described above, the Committee has updated the group of companies which it uses as its "comparator group". The Committee seeks to ensure that the compensation of Biovail's CEO and management team is comparable to that of similar sized organizations.

In selecting the comparator group, particular focus is given to executive compensation practices within the highly competitive pharmaceutical industry generally as well as within corporations of comparable market capitalization, both in Canada and the United States. Based on this analysis, the Committee has established a comparator group of similar sized U.S. pharmaceutical companies consisting of Forest Laboratories, Inc., Allergan, Inc., King Pharmaceuticals, Inc., Watson Pharmaceuticals, Inc., Perrigo Company, Barr Pharmaceuticals Inc., Mylan Laboratories Inc., Cephalon Inc., Invitrogen Corp., Charles River Laboratories International, Inc., Valeant Pharmaceuticals International, Sepracor Inc., Endo Pharmaceuticals Corp., Alpharma Inc., and Medicis Pharmaceutical Corp. Because Biovail attracts talent not only from similar sized pharmaceutical companies but also from large pharmaceutical companies in the U.S., the Committee also reviewed compensation practices of a small group of large U.S. pharmaceutical companies which includes Johnson & Johnson, Pfizer Inc., Abbott Laboratories, Merck & Co., Inc., Eli Lilly and Company, Wyeth, Bristol Myers Squibb Company and Schering Plough Corporation to supplement this comparator group in addition to some Canadian companies of similar size to Biovail.

The compensation package for executive officers has three principal components:

  •
  competitive base salary;

  •
  short-term incentive in the form of cash bonuses; and

  •
  long-term incentive in the form of stock options.

In combination, these components are designed to recognize those activities of executive officers that advance the short and long-term business objectives of the Company.

The overall compensation of the Named Executive Officers (as defined below under "Compensation of Named Executive Officers") is set out under the heading "Compensation of Named Executive Officers".

The chart below sets out the relative weighting of each component of the total compensation target for the Named Executive Officers, other than the Chief Executive Officer and the President of BLS, whose compensation packages are described above.

	Base Salary	Short-Term Incentive	Long-Term Incentive
Title	Percentage of Target Total Direct Compensation
Senior Vice President Named Executive Officers	38%	19%	43%

The Compensation, Nominating and Corporate Governance Committee targets that each officer's compensation package be in approximately the 50th percentile of each principal component (base salary, short-term incentive and long-term incentive) as well as for benefits and total compensation, with reference to similar positions at the comparator group of companies. This benchmarking process allows Biovail to better respond to changing business conditions, manage salaries, and minimize the automatic ratcheting up of salaries due to narrow competitive targets.

Base Salary

Base salary levels are determined by evaluating (i) individual factors, such as the role, level of responsibility and contribution of each executive; (ii) market factors, through the benchmarking process described above; and (iii) the Company's financial performance.

Each year, the Committee reviews the individual salaries of the executive officers, including these Named Executive Officers, with a view to these factors and recommends adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating these key individuals who are integral to enhancing shareholder value.

Management Incentive Compensation Program

In recognition of the importance of business and shareholder returns over the longer term, a significant portion of executive compensation is structured as pay for performance or "at-risk" compensation. Biovail believes incentive pay rewards employees for their contribution to the Company's overall performance. All Biovail executives participate in the Management

Incentive Compensation Program (the "MICP"). The MICP has two elements:

  •
  cash bonuses (see "Short-Term Incentive" below); and

  •
  stock options (see "Long-Term Incentive" below).

Short-Term Incentive

The Chief Executive Officer may receive up to 75% of his base salary in the form of a cash bonus. The President of BLS is not entitled to a cash bonus. The other Named Executive Officers may receive up to 50% of their base salary in the form of a cash bonus. Because we place a major emphasis on the achievement of financial goals and operating results of the Company each year, it is expected that cash bonus payments may vary significantly year over year. The objective of the Company's short term cash bonus incentive is to give executives a strong incentive to maintain focus on continuous improvement of results and meeting corporate objectives. In addition, this element of the compensation program provides emphasis on short-term milestones against which we measure progress toward strategic goals. These milestones include annually set financial, commercial and research and development and other objectives targeted to the executive's area of responsibility. In addition, milestones in respect of the Company's key strategic initiatives applicable to an executive's area of responsibility are also included to ensure that the executive's short-term incentives are aligned with the Company's longer term goals.

Long-Term Incentive

Long-term incentives for executives are designed to align the immediate and long-term actions of the executives with the long-term interests of shareholders. The Company's long-term incentive program, in the form of awards made under its stock option plan, is intended to further management's commitment to growing the Company and enhancing shareholder value through consistent improvement in net earnings and return on shareholders' equity. Guidelines, stated as a percentage of base salary, and targeting approximately the 50th percentile relative to benchmarked comparable companies, are set for individual executive positions.

For a description of the material terms of the Company's stock option plans, see "Stock Option Plans" below.

Performance Criteria for Incentive Awards

Annually, the Board and management engage in a strategic planning process. Strategic planning forms the basis of the corporate and divisional benchmarks used to determine awards of short-term and long-term incentives to executives, other than the Chief Executive Officer and the President of BLS, under Biovail's MICP.

The awards of short-term and long-term incentives to such executives are based:

  •
  25% on achievement of certain predetermined corporate goals which may include strategic, operational and financial goals during the fiscal year;

  •
  50% on achievement of divisional objectives; and

  •
  25% on achievement of personal objectives.

For the Chief Executive Officer, the MICP uses two benchmarks for the award of short-term and long-term incentives: 75% is based on achievement of corporate goals and the remaining 25% is based on the achievement of personal objectives.

During the 2006 financial year, there was no waiver or adjustment of the relevant performance criteria in respect of compensation awards granted to executives.

The short-term and long-term bonus payments awarded to the Named Executive Officers in 2006 reflect the Committee's evaluation of the above measures. The achievement of corporate goals was measured through the realization of targeted diluted earnings per Common Share ("earnings per share"). By using this earnings per share target as the basis for determining the amount of the corporate goal component of each executive officer's performance based bonus, Biovail is giving recognition to the fact that management of the Company is shared by the Chief Executive Officer and the other Named Executive Officers as a team and therefore, the performance of Biovail, as measured by the achievement of earnings per share, reflects the joint efforts of the group. The Compensation, Nominating and Corporate Governance Committee believes that management has a more direct impact on earnings, by being able to increase productivity and control expenses, than it does on shareholder return, which is subject to changes in market conditions that are beyond management's control. In 2006, Biovail exceeded its target earnings per share of $2.40, excluding specific items including non-cash asset write-downs, contract loss contingency and restructuring.

The Compensation, Nominating and Corporate Governance Committee also evaluates each executive officer's divisional objectives and personal objectives. For those executive officers who have specific responsibility for a particular business group, divisional achievement percentages are based on that business group's achievement of its goals over the performance period. For those executive officers who have responsibility for a variety of business groups, the divisional percentage is based on a combination of the achievements of the associated groups. As described above, Biovail sets divisional and personal objectives annually and they may vary from year to year.

As a result of the Compensation, Nominating and Corporate Governance Committee's evaluation, for the year ended December 31, 2006, nine executives received short-term and long-term incentive bonus awards less than target. All other executives achieved their full target bonuses.

Conclusion

Biovail continues to have a competitive executive compensation program which provides for strong and effective leadership going forward. The Committee intends to continue its policy of relating executive compensation to corporate performance as well as to individual performance.

This Report is presented by the Compensation, Nominating and Corporate Governance Committee:

Wilfred G. Bristow (Chairman)
Laurence E. Paul
Michael Van Every

PERFORMANCE GRAPH

The Common Shares of the Company have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Company, assuming the reinvestment of dividends, to the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P 500 Index for the period commencing on December 31, 2001 and ending on December 31, 2006.

Assumes $100 invested on January 1, 2002 through fiscal year ending December 31, 2006

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth the compensation of Biovail's Chief Executive Officer, Chief Financial Officer, the three most highly compensated executive officers of Biovail and its subsidiaries other than the Chief Executive Officer and Chief Financial Officer, and a former executive officer (the "Named Executive Officers") for the three most recently completed fiscal years of the Company.

	Annual Compensation						Long-Term Compensation Awards
Name and Principal Position(1)	Year	Salary (US$)		Bonus (US$)	Other Annual Compensation		Securities Under Options (#)		DSUs (US$)		All Other Compensation (US$)
Dr. Douglas J.P. Squires Chief Executive Officer	2006 2005 2004	720,354 700,000 96,923	(3)	540,265 525,000 72,692	— 98,634 —	(4)	150,000 50,000 150,000	(5) (6) (7)	— — —		13,200 18,000 —	(8) (8)
Kenneth G. Howling(2) Senior Vice President, Chief Financial Officer	2006 2005 2004	299,512 251,909 260,351	(9)	148,089 125,954 113,166	— — —		50,000 60,000 14,850	(5) (6)	— — —		15,468 7,006 5,051	(8) (8) (8)
Eugene N. Melnyk President BLS	2006 2005 2004	737,529 750,607 714,765	(10)	— — —	— — —		— 300,000 100	(6)	— 1,250,000 —	(11)	— — —
Wendy A. Kelley(2) Senior Vice President, General Counsel and Corporate Secretary	2006 2005 2004	506,271 — —	(12)	32,710 — —	— — —		— — —		— — —		10,125 — —	(8)
Gilbert Godin Senior Vice President, Technical Operations/ Drug Delivery	2006 2005 2004	271,231 — —	(13)	135,615 — —	— — —		100,000 — —	(14)	— — —		— — —
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer	2006 2005 2004	405,348 408,077 153,846	(15) (16)	— 173,433 73,077	— — —		85,000 47,500 50,000	(5) (6) (17)	— — —		37,445 14,000 7,569	(8)(18) (8) (8)
(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Salary (US$) — 2006: 416,507; 2005: 432,137; 2004: 435,799; Bonus (US$) — 2006: nil; 2005: 183,659; 2004: 217,899; Other Annual Compensation: nil; Securities Under Options (#) — 2006: 92,500; 2005: 100,500; 2004: 37,600; DSUs (US$): nil; All Other Compensation (US$): 2006: 16,660; 2005: 17,313; 2004: 17,301. Historical exchange rates as described in footnote (2) apply to the aforementioned figures.

(2)
Historical exchange rates as at December 31 C$ to US$: 2006 — 0.8817; 2005 — 0.8236; 2004 — 0.7684.

(3)
Dr. Squires was appointed Chief Executive Officer November 15, 2004 following a transition period of employment that commenced October 7, 2004. For fiscal 2004 following a transition period of employment that commenced October 7, 2004. Dr. Squires salary reflects the amount paid for the period from October 7, 2004 to December 31, 2004. His annualized salary for 2004 was US$700,000.

(4)
Relocation expenses.

(5)
Options granted in 2006 are based on performance in 2005.

(6)
Options granted in 2005 are based on performance in 2004.

(7)
Dr. Squires was awarded 150,000 sign-on options.

(8)
Represents Biovail contribution to 401K (US) and Deferred Profit Sharing Plan (Canada).

(9)
Mr. Howling was appointed Senior Vice President, Chief Financial Officer on December 6, 2006. For fiscal 2006, Mr. Howling's salary reflects $209,559 paid to him for the period between January 1, 2006 and September 30, 2006 in his previous position of Vice President Finance and Corporate Communications, $62,568 paid to him for the period between October 1, 2006 and December 5, 2006 in his previous position of Senior Vice President, Finance & Corporate Affairs and $27,385 paid to him for the period between December 6, 2006 and December 31, 2006 in his current position as Senior Vice President and Chief Financial Officer. Mr. Howling's annualized salary in his current position as Senior Vice President, Chief Financial Officer is $400,000.

(10)
Mr. Melnyk ceased being Chief Executive Officer effective November 14, 2004.

(11)
DSUs issued to Mr. Melnyk in 2005 were issued by BLS, their price is reflected as at August 3, 2005 (the date of grant) and they consist of 71.633 DSUs. Pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $1,450,000 in BLS-issued DSUs, but due to a clerical error only $1,250,000 in DSUs were issued by BLS. In 2007, BLS intends to issue DSUs with a value at time of grant of $200,000 in recognition of this error. These DSUs may be settled in cash with Mr. Melnyk or his estate following the event, including death, causing him to no longer be an employee, officer or director of BLS. When cash dividends are paid on Biovail common shares, Mr. Melnyk will be credited an additional number of DSUs, calculated by dividing the aggregate cash dividend to which he would have been entitled if each DSU were a Common Share by the closing price of the Common Shares on the TSX, NYSE or other exchange upon which the majority of the trading volume and value occurs on the dividend payment date. As of March 19, 2007, Mr. Melnyk holds 76,768 DSUs, valued at $1,657,421, calculated in reference to the market value of Biovail shares as at March 19, 2007.

(12)
Ms. Kelley was appointed Senior Vice President, General Counsel and Corporate Secretary on August 14, 2006. For fiscal 2006, Ms. Kelley's salary reflects compensation for the period between August 14, 2006 and October 31, 2006 of US$440,850. Effective November 1, 2006, Ms. Kelley's annualized salary became US$400,000. Ms. Kelley received salary of US$65,421 for the period between November 1, 2006 and December 31, 2006.

(13)
Mr. Godin was appointed Senior Vice President, Technical Operations/Drug Delivery on May 2, 2006. For fiscal 2006, Mr. Godin's salary reflects compensation for the period between May 2, 2006 and December 31, 2006. Mr. Godin's annualized salary is $430,000.

(14)
Mr. Godin was awarded 100,000 sign-on options.

(15)
Mr. Rowland resigned from the Company on December 6, 2006. For fiscal 2006, Mr. Rowland's salary reflects compensation for the period between January 1, 2006 and December 6, 2006.

(16)
Mr. Rowland served as Senior Vice President and Chief Financial Officer only for a portion of 2004. For fiscal 2004, his salary reflects compensation for the period between August 4, 2004 and December 31, 2004. His annualized salary for 2004 was US$400,000.

(17)
Mr. Rowland was awarded 50,000 sign-on options.

(18)
Mr. Rowland received a payment of unused vacation of $24,245.

STOCK OPTION GRANTS FOR THE YEAR ENDED DECEMBER 31, 2006

The following table sets out options to purchase Common Shares granted by the Company to the Named Executive Officers in the year ended December 31, 2006. For more information on the Stock Option Plans, please see "Stock Option Plans" below.

Name(1)	Common Shares Under Options Granted	Percentage of Total Options Granted to Employees in 2006 (%)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Dr. Douglas J.P. Squires Chief Executive Officer(2)(3)	150,000	7.48	$24.50	$24.32	March 30, 2011
Kenneth G. Howling Senior Vice President, Chief Financial Officer(2)(3)	50,000	2.49	$24.50	$24.32	March 30, 2011
Eugene N. Melnyk President BLS	N/A	N/A	N/A	N/A	N/A
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary	N/A	N/A	N/A	N/A	N/A
Gilbert Godin Senior Vice President, Technical Operations Drug Delivery(2)(4)	100,000	4.98	$25.78	$25.07	May 23, 2011
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer(3)(5)	85,000	4.24	$24.50	$24.32	February 3, 2007	(5)
(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Common Shares Under Options Granted: 92,600; Percentage of Total Options Granted to Employees in 2006 (%): 4.61; Exercise or Base Price (US$/Security): 24.50; Market Value of Securities Underlying Options on the Date of Grant (US$/Security): 24.32; Expiration Date: March 30, 2011.

(2)
All options were granted under the Company's 2004 Stock Option Plan. All options are for the purchase of Common Shares of the Company and are for a term of five years.

(3)
The options became exercisable as to 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on March 1 of 2007, 2008 and 2009.

(4)
The options become exercisable as to 25% on May 10, 2007, 2008, 2009 and 2010.

(5)
Pursuant to the 2004 Option Plan, Mr. Rowland's vested options expire 60 days (February 3, 2007) following Mr. Rowland's resignation from the Company.

AGGREGATED OPTIONS EXERCISED DURING YEAR ENDED DECEMBER 31, 2006 AND
OPTION VALUES AS AT DECEMBER 31, 2006

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2006 and Common Shares under option to the Named Executive Officers as at December 31, 2006 pursuant to the Company's securities based compensation plans.

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006(2)
	Securities Acquired on Exercise	Aggregate Value Realized (US$)
Name(1)			Exercisable	Unexercised	Exercisable (US$)		Unexercised (US$)
Dr. Douglas J.P. Squires Chief Executive Officer	—	—	137,500	212,500	$284,750		$284,750
Kenneth G. Howling Senior Vice President, Chief Financial Officer	—	—	137,863	72,187	$152,087	(3)	$133,814	(4)
Eugene N. Melnyk Chairman of the Board President BLS	—	—	1,940,300	187,500	$895,366		$714,375
Wendy A. Kelley Senior Vice President, General Counsel, and Corporate Secretary	—	—	—	—	—		—
Gilbert Godin Senior Vice President, Technical Operations Drug Delivery	—	—	—	100,000	—		—
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer	48,750	$200,000	21,250	—	—		—
(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Securities Acquired on Exercise: 116,225; Aggregate Value Realized (US$): $372,901; Unexercised Options at December 31, 2006 (Exercisable): 358,325; Unexercised Options at December 31, 2006 (Unexercised): 141,250; Value of Unexercised in the Money Options at December 31, 2006 (Exercisable, US$): nil; Value of Unexercised in the Money Options at December 31, 2006 (Unexercised, US$): 260,719.

(2)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares of the Company, on the NYSE on December 29, 2006 (US$21.16), less the exercise price of such options.

(3)
3,000 of Mr. Howling's exercisable options were priced in Canadian funds and have been converted to U.S. dollars for purposes of this table at an exchange rate of 0.8581, based on the noon rate quoted by the Bank of Canada on December 29, 2006.

(4)
1,000 of Mr. Howling's unexercisable options were priced in Canadian funds and have been converted to U.S. dollars for purposes of this table at an exchange rate of 0.8581, based on the noon rate quoted by the Bank of Canada on December 29, 2006.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the securities authorized for issuance as at December 31, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders	7,719,542	26.15	8,062,866	(1)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	7,719,542	26.15	8,062,866
(1)
Of this number, 2,282,366 Common Shares are reserved for future issuance under the Employee Stock Purchase Plan (described below).

STOCK OPTION PLANS

In 1993, the Company adopted its 1993 Option Plan, as amended, which was subsequently approved by shareholders on March 28, 1994. On June 25, 2004, the shareholders of the Company approved its 2004 Option Plan and on June 27, 2006, the shareholders of the Company approved its 2006 Option Plan.

As at March 19, 2007, there were 4,152,504 Common Shares (2.6% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. The Company ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised.

As at March 19, 2007, there were 2,950,100 Common Shares (1.8% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. The Company ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised.

At the June 27, 2006 Annual General and Special Meeting, a majority of shareholders who were not insiders of the Company approved amendments to the terms of options outstanding under the 1993 Option Plan and the 2004 Option Plan to align such terms with the 2006 Option Plan.

As at March 19, 2007, a total of 6,000,000 Common Shares (3.7% of the issued and outstanding Common Shares) remained reserved for issuance under the 2006 Option Plan, representing 219,500 Common Shares (0.1% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under such plan and 5,780,500 Common Shares (3.6% of the currently outstanding Common Shares) available for issuance in respect of any future option grants under such plan.

2006 Option Plan

Under the 2006 Option Plan, options may be granted to such eligible employees, officers and consultants of the Company, its subsidiaries and affiliates as the Board may determine. Directors are not eligible to receive options under the 2006 Option Plan, however, officers who are also directors are entitled to receive options in their capacity as officers of the Company or its subsidiaries or affiliates. A maximum of 6,000,000 Common Shares may be issued pursuant to the exercise of options under the terms of the 2006 Option Plan.

Under the terms of the 2006 Option Plan:

  (a)
  the number of Common Shares reserved for insiders, at any time, under the 2006 Option Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (b)
  the number of Common Shares issued to insiders, within any one year period, under the 2006 Option Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (c)
  the number of Options granted pursuant to the 2006 Option Plan to any one participant during any calendar year must not exceed 20% of the total number of options granted pursuant to the 2006 Plan during such calendar year;

  (d)
  the number of Common Shares to be issued under the 2006 Option Plan to any one participant during each calendar year during the term of the 2006 Option Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares or (ii) 7,987,450 Common Shares of the Company; and

  (e)
  the number of Common Shares reserved for issuance and issued pursuant to the 2006 Option Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued under the 2006 Option Plan.

Options granted under the 2006 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law; however, assignment or transfer of stock options may be permitted by the Board where the Board or a committee thereof has considered in good faith and consented to any request by an option holder for consent to assign or transfer any stock option, provided such assignment or transfer is consistent with the purposes of the 2006 Option Plan. In order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval is not being sought in connection with this change as the amendment is viewed as being "housekeeping" in nature. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan".

Options granted under the 2006 Option Plan expire on the fifth anniversary of the date of grant. Options will vest and be exercisable in the manner determined by the Board and specified in the applicable option agreement. However, if the option expires during a blackout period (a period when the option holder is prohibited from trading pursuant to securities regulatory requirements or Biovail's written policies), then the term will be extended and shall expire on the tenth business day following the end of the blackout period.

The Board has adopted a policy whereby options granted under the 2006 Option Plan will not vest immediately, but will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, options granted under the 2006 Option Plan did not fully vest immediately, but rather vested as to 25% on the first, second, third and fourth anniversaries of the option grant or as to 25% on the date of grant and the first, second and third anniversaries of the option grant, with the exception of options granted to employees under a Biovail program designed to reward employees for long-standing service, which options vested immediately upon grant. As at March 19, 2007, approximately 1.3% of all outstanding options were options granted under this tenure-based program.

The exercise price of each option, which may be denominated in Canadian or U.S. dollars, will be determined by the Board, but in any event will be no less than the volume weighted average trading price of the Common Shares on the TSX or NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater).

Except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower exercise price, without shareholder approval.

Options granted under the 2006 Option Plan to an employee or officer option holder can only be exercised during an option holder's continued employment or term of office with the Company, subject to the following conditions:

  (a)
  if an option holder becomes disabled, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of disability and the date on which the exercise period of the particular option expires;

  (b)
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder until the earlier of 180 days following the date of death and the date on which the exercise period of the particular option expires;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of retirement and the date the exercise period of the particular option expires; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder until the earlier of 60 days after the date of termination and the date the exercise period of the particular option expires.

In each of the circumstances described in the foregoing paragraphs (a) through (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such consultant option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder until the earlier of 60 days from the date of termination, death or disability and the date on which the exercise period of the particular option expires. In the event that the consultant option holder's consulting agreement or arrangement is terminated by the Company or a related entity for breach of the consulting agreement or arrangement, then any options held by such consultant option holder immediately expire and are cancelled on the date of termination of such consulting agreement or arrangement.

Any options held by a consultant option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the

Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

Options are not affected by a change of employment or consulting arrangement within or among the Company or an affiliated entity for so long as the individual continues to be an eligible participant under the plan.

An option holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2006 Option Plan.

In addition to the foregoing, the 2006 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the 2006 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable, and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with the Company.

The 2006 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control of the Company, the 2006 Option Plan provides that the Board may, without the consent of the option holder, take steps to cause the conversion or exchange of any outstanding options into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board may elect to accelerate the vesting of any or all outstanding options (in which case the Board may also determine that the outstanding options will be purchased by the Company at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board does not elect to accelerate the vesting of options, any unvested options then held by option holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

For purposes of the 2006 Option Plan, a "change in control" means: (i) the completion of a transaction pursuant to which (A) the Company goes out of existence or (B) any person, or any associate or related entity of such person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or a related entity, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of securities of the Company representing 50% or more of the aggregate voting power of all of the Company's then issued and outstanding securities following which the Chairman of the board of directors of the Company prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (ii) the lease, exchange, license, sale or other similar disposition of all or substantially all of the Company's assets in one transaction or a series of related transactions to an entity following which the Chairman of the board of directors of the Company prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the board of directors of the Company prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (iii) the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more persons which were related entities prior to such event; (iv) during any period of 30 consecutive months beginning on or after the date of the 2006 Option Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the board of directors or the board of directors of any successor to the Company, provided that any director who was not a director as of the date of the 2006 Option Plan shall be deemed to be an incumbent director if such director is elected to the board of directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the board of directors; or (iv) a merger, amalgamation, arrangement or consolidation of the Company with any other corporation following which the Chairman of the board of directors of the Company prior to the transaction taking place is no longer chairman of the board of directors of the Company, other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Company's then outstanding securities shall not constitute a change in control.

The Board may amend, suspend or terminate the 2006 Option Plan in such respects as it, in its sole discretion, determines appropriate; provided that no such action may be taken without shareholder approval where such shareholder approval is required under Section 162(m) of the Code or the rules of the TSX and/or NYSE or the rules of any other exchange or system on which the Company's securities are listed or traded at the request of the Company. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify. The Company proposes to replace this general amendment provision with detailed amendment procedures upon which shareholders are asked to vote at the Meeting. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan".

Historical Plans — 2004 Option Plan and 1993 Option Plan

As discussed above, the Company ceased granting options under the 2004 Option Plan and the 1993 Option Plan and the Company intends that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at last year's annual meeting, the Company amended the terms of the outstanding options granted under the 2004 Option Plan and the 1993 Option Plan, in order that the terms be consistent with the 2006 Option Plan. The following is a summary of the amendments to such options:

  (a)
  notwithstanding any applicable limitations on assignability or transferability, the Board or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board or committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan. As discussed above, the Board has approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval is not being sought in connection with this change as the amendment is viewed as being "housekeeping" in nature. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan";

  (b)
  notwithstanding any applicable expiration provisions, if an option expires during a blackout period, then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  in the case of options granted under the 1993 Option Plan, unless the Board otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among the Company or one or more related entities for so long as the option holder continues to be an eligible participant under such plan.

In addition, the Board will consider, in good faith, any request by an option holder under the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan which would not otherwise be available to such option holder.

The paragraphs below summarize the remaining provisions governing the outstanding options under the 2004 Option Plan and the 1993 Option Plan.

2004 Option Plan

Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board may determine. The terms of the 2004 Option Plan provide that the Board may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading, was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares that could have been reserved for issuance under options to any one participant could not exceed 5% of Biovail's issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares that could have been reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under Biovail's other share compensation arrangements, at any time could not exceed 10% of Biovail's issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that could have be issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under Biovail's other share compensation arrangements, could not exceed 10% of Biovail Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that could have been issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under Biovail's other share compensation arrangements, could not exceed 5% of Biovail Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that could have been issued to any one participant during each calendar year could not exceed 5% of Biovail Common Shares that were issued and outstanding; and

  (f)
  the aggregate number of Common Shares that could have been issued to non-employee directors as a group, under the plan, together with any Common Shares that could have been issued to non-employee directors, as a group, under any predecessor stock option plan of Biovail could not exceed 350,000.

Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. The transferability provisions were amended as approved by shareholders at last year's annual meeting, as described above. In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved further amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval is not being sought in connection with this change as the amendment is viewed as being "housekeeping" in nature. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan".

Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued

employment or term of office with the Company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 60 days after the date of termination (as amended as described above under the amendments to the options).

In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder for a maximum period of 60 days from the date of termination, death or disability (as amended as described above under the amendments to the options). Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

Options are not affected by a change of employment or a consulting arrangement within or among the Company or an affiliated entity for so long as the individual continues to be an eligible participant under the Plan.

An option holder whose employment, term of office or consulting agreement or arrangement was terminated, or who has retired, died or is disabled, was no longer be eligible to receive further grants of options under the plan.

In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with the Company.

The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. As well, the 2004 Option Plan includes change in control provisions which are substantially similar to the change in control provisions contained in the 2006 Option Plan.

The Board may amend, suspend or terminate the 2004 Option Plan in such respects as it, in its sole discretion, determines appropriate. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under certain U.S. tax laws to cease to so qualify. The Company proposes to replace this general amendment provision with a more detailed amendment provision. See "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan" above.

1993 Option Plan

Under the 1993 Option Plan, options could have been granted to such eligible directors, senior officers, officers, employees, consultants and field personnel as the Board of Directors may have determined. The 1993 Option Plan provides that the exercise price per Common Share of an option could not be less than the fair market value of the Common Shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges. The fair market value was the closing market price at which the Common Shares are traded on the TSX on the day prior to the date the option was granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. Options granted under the 1993 Option Plan have a term of up to 10 years.

Options granted under the 1993 Option Plan are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. The transferability provisions were amended as approved by shareholders at last year's annual meeting, as described above. In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved further amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval is not being sought in connection with this change as the amendment is viewed as being "housekeeping" in nature. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan".

Under the 1993 Option Plan, the Board may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with the Company or the death or permanent and total disability of the option holder. The applicable provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances were amended as approved by shareholders at last year's annual meeting as described above under the amendments to the options.

If an option holder has been employed by the Company or a subsidiary for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company or subsidiary equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with the Company or its subsidiary.

The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control or dissolution or liquidation of the Company, the Board may accelerate the vesting of any or all outstanding stock options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

Subject to the approval of the TSX or other regulatory authorities, the Board may amend or revise the terms of or may terminate the 1993 Option Plan provided that no such action shall, without the consent of an option holder, in any manner adversely affect his or her rights under any option theretofore granted under the 1993 Option Plan. The Company proposes to replace this general amendment provision with a more detailed amendment provision. See "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan" above.

EMPLOYEE STOCK PURCHASE PLAN

The Company's Employee Stock Purchase Plan ("EPP") was approved by shareholders at the Special Shareholders' Meeting held on January 2, 1996. The purpose of the EPP is to provide a convenient method for employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deductions. Directors, officers and insiders of the Company are not eligible to participate in the EPP.

At the discretion of a committee of the Board that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the Company's obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six month duration and is announced from time to time.

The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

If an employee enrolled in the EPP ceases to be employed by the Company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying the Company at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

The EPP may, subject to certain exceptions, be amended, suspended or terminated by the Company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder. As at March 19, 2007, a total of 101,195 Common Shares have been issued under the EPP, representing a nominal percentage of the issued and outstanding Common Shares. A total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

EMPLOYMENT AND TERMINATION AGREEMENTS

The following section outlines the material terms of the employment agreements for the Named Executive Officers of the Company. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by the Company; (b) each Named Executive Officer is entitled to participate in the Company's health and dental benefits plan; (c) each NEO has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined in this Circular, have the meaning given to them in the respective Named Executive Officer's employment agreement.

Dr. Douglas J.P. Squires, Chief Executive Officer. Under Dr. Squire's employment agreement, effective October 7, 2004, Dr. Squires is entitled to receive a base salary of $700,000, with a minimum cost-of-living annual increase, plus the right to receive up to 75% of eligible earnings as a cash-based performance bonus, together with up to 150,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his agreement, Dr. Squires was awarded 150,000 options as a one-time signing incentive that will vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment.

Dr. Squires' employment agreement has an indefinite term. The Company may terminate Dr. Squires' employment without just cause at any time upon payment to Dr. Squires of a severance package that includes: (a) twenty-four months' base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Dr. Squires' commencing alternate employment, coverage under the Company's medical and dental plans. The Company must also pay Dr. Squires the foregoing severance package in the event that Dr. Squires resigns for good reason.

Upon a Change of Control (as defined below), Dr. Squires is entitled to receive a severance package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Dr. Squires being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Dr. Squires during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.) If Dr. Squires' employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Dr. Squires upon cessation of his employment. If Dr. Squires' resignation or termination is effected within 6 months from the closing of the Change of Control transaction, such termination or resignation shall be deemed to have been made as a result of the Change of Control.

For purposes of Dr. Squires' employment agreement, "Change of Control" is defined as: (a) the lease, exchange, license, sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in a single transaction or a series of related transactions, the result of which is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold directly or indirectly more than 50% of the outstanding shares of the resultant company, or (c) the acquisition of more than 50% of the voting securities of the Company by any person(s) or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Kenneth G. Howling, Chief Financial Officer. Under Mr. Howling's employment agreement made as of December 6, 2006, Mr. Howling is entitled to receive a base salary of US$400,000 plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year.

Mr. Howling's employment agreement has an indefinite term. If Mr. Howling's contract is terminated without cause or if Mr. Howling resigns for good reason, Mr. Howling is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Mr. Howling has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested, without regard to performance, during the one year period following Mr. Howling's termination of employment had such Mr. Howling remained an employee of the Company during that period.

Upon a Change of Control and a termination of Mr. Howling's employment without cause or by Mr. Howling for good reason, which termination occurs within 12 months following the completion of transaction resulting in the Change of Control, Mr. Howling is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Mr. Howling being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the granting and full vesting of a number of options equal to the greater of: (i) the total number of options granted to Mr. Howling in the preceding 12 months; and (ii) the maximum number of options Mr. Howling is eligible to receive under the agreement, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the date of termination but shall be exercisable as to 33% on that date; 33% on the first anniversary of the date of termination; and the remainder on the second anniversary of the date of termination.)

For purposes of Mr. Howling's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

Eugene Melnyk, President of BLS. Under Mr. Melnyk's employment agreement made as of January 1, 2005, Mr. Melnyk is entitled to receive annual cash compensation of $750,000 from BLS, to be considered annually for increases in accordance with BLS policy and subject to review and approval by the Board of Managers of BLS and the Compensation, Nominating and Corporate Governance Committee of Biovail Corporation and the Board of Directors of Biovail Corporation. In addition, Mr. Melnyk is entitled to annual awards of BLS-issued deferred share units with a value at the time of grant of $200,000. Mr. Melnyk was also entitled to awards of BLS-issued RSUs as follows: for the period of February 2005 through January 2006: BLS deferred share units with a value at time of grant of US$1,250,000; and from February 2006 through January 2007, BLS deferred share units with a value at the time of grant of US$500,000.

The Company may terminate Mr. Melnyk's employment without just cause at any time upon payment to Mr. Melnyk of a severance package that includes: (a) twenty-four months' base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Mr. Melnyk's commencing alternate employment, coverage under the Company's medical and dental plans. The Company must also pay Mr. Melnyk the foregoing severance package in the event that Mr. Melnyk resigns for specified good reasons.

Mr. Melnyk is not entitled to any payments upon termination of his employment agreement upon a change of control.

Wendy A. Kelley, Senior Vice President, General Counsel and Corporate Secretary. Under the terms of Ms. Kelley's employment agreement, made as of July 5, 2006, for the period from the date of the commencement of her employment until October 31, 2006, Ms. Kelley was paid an aggregate of $440,850. From and after November 1, 2006, Ms. Kelley's annual salary is US$400,000, paid in Canadian dollars, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year.

Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated without cause or if Ms. Kelley resigns for good reason, Ms. Kelley is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Ms. Kelley has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested during the one year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee of the Company during that period.

Upon a Change of Control, Ms. Kelley is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Ms. Kelley being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Ms. Kelley during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.)

For purposes of Ms. Kelley's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

Gilbert Godin, Senior Vice President, Technical Operations/Drug Delivery. Under Mr. Godin's employment agreement, made as of May 8, 2006, Mr. Godin is entitled to receive as base salary US$430,000, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year. As part of his agreement, Mr. Godin was awarded 100,000 options as a one-time signing incentive that vest in four equal annual instalments on the anniversary date of the grant date (May 23, 2006).

Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated without cause or if Mr. Godin resigns for good reason, Mr. Godin is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Mr. Godin has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested during the one year period following Mr. Godin's termination of employment had Mr. Godin remained an employee of the Company during that period.

Upon a Change of Control, Mr. Godin is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Mr. Godin being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Mr. Godin during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.)

For purposes of Mr. Godin's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

Charles A. Rowland Jr., Former Senior Vice President and Chief Financial Officer. Mr. Rowland served as Senior Vice President and Chief Financial Officer until December 6, 2006. Under Mr. Rowland's employment agreement, made as of July 7, 2004, Mr. Rowland was entitled to receive a base salary of US$400,000, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year, subject to the attainment of certain corporate and personal objectives. Mr. Rowland was awarded 50,000 options as a one-time signing incentive that were to have vested in four equal annual instalments on the anniversary date of the commencement of his employment.

Pursuant to the 2004 Option Plan, Mr. Rowland's vested options expire 60 days (February 3, 2007) following his resignation from the Company.

Indebtedness of Directors and Officers

As at the date of this Circular, the only loan made by the Corporation that is outstanding is a $600,000 loan made to Mr. William Poole, former President, North American Pharmaceuticals, in March 2001. Mr. Poole ceased to be an employee of the Corporation on May 6, 2003. The loan is secured by the former officer's personal residence and bears interest commencing on March 1, 2004 at a rate equal to the Corporation's rate of borrowing. The loan is due on March 31, 2008.

No other Company loans are outstanding which have been made to any officer or director by the Company and no securities have been purchased by any director or officer with the financial assistance of Biovail during the 2006 fiscal year. Furthermore, no director, officer or executive is indebted to Biovail in connection with securities purchase programs.

It is the Company's policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of Common Shares of Biovail or any of its affiliates, nor to grant personal loans to directors and officers.

Director and Officer Liability Insurance

Biovail maintained insurance during 2006 for certain liabilities incurred by directors and officers in their capacity with the Company or its subsidiaries. The policy was subject to a limit of $75,000,000 for the period January 1, 2004 to November 15, 2004, was subject to a limit of $100,000,000 for the periods November 15, 2004 to November 15, 2005 and November 15, 2005 to November 15, 2006 and is currently subject to a limit of $100,000,000 for the period November 15, 2006 to November 15, 2007. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where Biovail is a party to a class action proceeding regarding a securities matter, after the deductible limit is reached, Biovail must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the 2006 fiscal year, the amount of premiums paid in respect of such insurance was $4,800,000. No part of the premium was paid by any individual officer or director. Certain costs in respect of the U.S. securities class action, the OSC enforcement action and the Treppel matter are covered in accordance with the terms of the relevant policies. For additional information, see "Indemnification" below.

It is anticipated that the amount of premiums to be paid in respect of such insurance for the 2007 fiscal year will be approximately $4,100,000.

Indemnification

The Company has agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company or its subsidiaries. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as officers and directors of the Company. Pursuant to such indemnities, the Company is bearing the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York (referred to collectively as the "U.S. Securities Class Action") naming Biovail, Eugene Melnyk, its then Chief Executive Officer and Chairman, Brian Crombie, former Chief Financial Officer and current Senior Vice President, Strategic Development, Kenneth Howling, its then Vice President Finance and Corporate Communications and current Senior Vice President, Chief Financial Officer and John Miszuk, Vice President, Controller and Assistant Secretary. In August 2006, Mr. Rolf Reininghaus, former Senior Vice President, Corporate & Strategic Development and former President of Biovail Ventures, was named as a defendant in a consolidated second amended complaint for the U.S. Securities Class Action. The original defendants in the U.S. Securities Class Action were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. The executives have been represented by the same counsel representing Biovail in this matter and, accordingly, any incremental cost resulting from the defence of the individuals has been minimal. On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company, Eugene Melnyk and Ken Cancellara, its then Senior Vice President, Chief Legal Officer and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company). The counsel representing the Company also represented Mr. Cancellara while he was still a party to this claim. The executives were represented by the same counsel representing Biovail in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2006 were US$996,261.

In addition, the Company has been subject to investigations by both Canadian and US securities regulators. In connection with these investigations the OSC has interviewed and requested documentation from certain individuals who have retained their own counsel. For the fiscal year ended December 31, 2006, the Company has paid or has been invoiced for C$81,939 in legal fees and disbursements to the firm representing Roger Rowan, a former director of the Company, in respect of the OSC inquiry. The Company also has paid or has been invoiced for C$22,867 in fiscal 2006 to the firm representing Wilfred Bristow, a current director, in the same matter. We have also paid or have been invoiced for C$349,771 in fiscal 2006 for legal fees and disbursements to the firm representing Eugene Melnyk. Further information regarding these litigation matters can be found in the "Financial Information — Significant Changes — Legal Proceedings" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2006.

Material and Certain Other Transactions in which Informed Persons have an Interest

In May 2006, the Company named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone's joining Biovail, the Company had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. Global IQ has invoiced Biovail $2.0 million for this study up to and including December 31, 2006. As at December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone's area of management and control, the Company has taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm's length party.

SECTION 4 CORPORATE GOVERNANCE

Over the last several years, Biovail has made a number of changes to its corporate practices. Many of those changes were in response to new regulatory requirements. Others were driven by the Board and management, following careful consideration of the practices that would best promote effective decision making at Biovail.

Biovail has digested the extensive governance changes it has introduced over the past few years. Some of the examples of changed processes that result in enhanced effectiveness are:

  •
  The Risk and Compliance Committee assists the Board of Directors with their oversight of processes in place to identify, assess, monitor and control critical risks facing Biovail, including regulatory risks and other principal risks associated with Biovail's business. Under the direction of the Risk and Compliance Committee, the Company, with the assistance of Mercer Oliver Wyman, has undertaken a comprehensive Enterprise Risk Management review;

  •
  The Disclosure Committee, a committee comprised of management representatives, meets quarterly, and as otherwise required, to discuss disclosure issues and associated processes and compliance; and

  •
  Biovail's law department has been significantly enhanced, with the addition of its new Senior Vice-President, General Counsel and Corporate Secretary, Wendy Kelley, who brings to Biovail her experience in private practice at a major Bay Street firm and with a Schedule I chartered Bank, and also by the consolidation of the compliance function with the promotion of Kathleen Brown to the position of Vice-President, Associate General Counsel and Chief Compliance Officer.

For a detailed description of the Company's corporate governance practices and the alignment of those practices and related initiatives with those recommended by the Canadian Securities Administrators and the New York Stock Exchange, please refer to "Appendix C — Statement of Corporate Governance Practices".

IMPROVING COMMUNICATION WITH SHAREHOLDERS

Throughout the Company's governance enhancement process, the Board and management have also considered steps that could be taken to improve shareholder communications.

Consulting with Shareholders

In January 2007, Nelson Isabel was promoted to Vice President, Investor Relations and Corporate Communications. As part of Mr. Isabel's new role, Mr. Isabel will report to the Compensation, Nominating and Corporate Governance Committee and to the Board on comments received from shareholders, analysts and other stakeholders. Shareholders continue to have the opportunity to provide comments, via e-mail, to the Board by contacting Biovail's Investor Relations department, at ir@biovail.com.

Enhancing Transparency

Biovail has also reviewed its disclosure process to ensure the integrity of the information it provides to the market and to enhance the transparency of its disclosure. The Company's Disclosure Policy articulates the strategies and tactics used by Biovail to disclose material information to the public in accordance with appropriate securities laws and regulations. Further, Biovail believes that each and every employee has an obligation to ensure material information — or information that has the potential to be deemed material — is brought to the attention of the Company's management for consideration. A Disclosure Committee has been established and has been actively involved in the review of 2006 disclosure. The Disclosure Committee, which was appointed by and reports to the Chief Executive Officer, is comprised of the Vice President, Associate General Counsel and Chief Compliance Officer (Ms. Brown) as Chair, the Senior Vice President, Chief Financial Officer (Mr. Howling), the Senior Vice President, General Counsel and Corporate Secretary (Ms. Kelley), the Vice President, Controller (Mr. Miszuk) and the Vice President, Human Resources (Mr. Durham). The written charter for the Disclosure Committee is posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if such matters should properly come before the Meeting, the proxy will be voted in accordance with the best judgment of the proxy nominees.

REQUEST FOR DOCUMENTS

Biovail's financial information is contained in its comparative financial statements and related management's discussion and analysis of results of operation and financial condition ("MD&A") for the fiscal year ended December 31, 2006. Additional information about Biovail is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

Biovail will provide to any person, upon request to the Company's Corporate Secretary, the following documents:

  (a)
  one copy of the latest Annual Report on Form 20-F ("20-F"), together with one copy of any document, or the pertinent pages of any document, that the 20-F refers to;

  (b)
  one copy of the comparative financial statements and related MD&A of the Company as at and for the year ended December 31, 2006, together with the accompanying report of the auditor, and one copy of any subsequent interim financial statements and related MD&A; and

  (c)
  the Company's management proxy circular for its most recent annual meeting of shareholders.

For additional information, contact Investor Relations:

  Investor Relations
  7150 Mississauga Road
  Mississauga, ON L5N 8M5
  Phone: 905-286-3000
  Fax: 905-286-3500
  Email: ir@biovail.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Mississauga, Ontario, March 19, 2007.

By Order of the Board of Directors
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary

APPENDIX A RESOLUTION APPROVING REVISIONS TO THE AMENDMENT PROVISIONS OF THE 2006 STOCK OPTION PLAN, 2004 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN

REVISIONS TO THE AMENDMENT PROVISIONS OF THE 2006 STOCK OPTION PLAN,
2004 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
The revisions to the amendment provisions of each of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan, substantially as described in the Circular, are approved.

2.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this resolution.

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the revisions to the amendment provisions of each of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan.

APPENDIX B RESOLUTION APPROVING AN AMENDMENT TO THE
2006 STOCK OPTION PLAN TO PROVIDE FOR RESTRICTED SHARE UNIT AWARDS

AMENDMENT TO THE 2006 STOCK OPTION PLAN
TO PROVIDE FOR RESTRICTED SHARE UNIT AWARDS

BE IT RESOLVED THAT:

1.
The amendment to the 2006 Stock Option Plan to provide for restricted share unit awards, substantially as described in the Circular, is approved.

2.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this resolution.

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the amendment to the 2006 Stock Option Plan.

APPENDIX C STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board currently has three committees — the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Risk and Compliance Committee. The current Board and Committee membership is set out below:

Biovail's governance practices are disclosed in this Circular and are set out in greater detail in the documents posted on its website (www.biovail.com). Biovail's governance practices comply with the requirements imposed by the New York Stock Exchange (the "NYSE") on US domestic listed issuers, and with the practices recommended by the Canadian Securities Administrators in their National Policy 58-201 — "Corporate Governance Guidelines" ("NP 58-201").

Canadian securities regulation requires that the Company disclose certain aspects of its corporate governance practices annually. The disclosure set out below complies with this requirement and provides additional information about Biovail's governance practices that are contemplated by the NYSE or by NP 58-201.

NYSE REQUIREMENT/CSA GUIDELINE	BIOVAIL'S ALIGNMENT	BIOVAIL'S GOVERNANCE PRACTICES

BIOVAIL'S BOARD OF DIRECTORS
A majority of the Board shall be independent.	✓	A majority of the directors are independent. More specifically, five of the eight directors currently in office (each of whom is being proposed for re-election at the Meeting) are "independent".

Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Biovail) with Biovail or any of Biovail's subsidiaries. Any relationship between a director and Biovail, (or a subsidiary of Biovail) will cause a director not to be considered independent if it is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. Biovail includes commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause a director not to be independent.
Mr. Bristow, Dr. Paul, Mr. Sokalsky, Mr. Van Every and Mr. Wells are all independent directors.
Dr. Squires is the Chief Executive Officer and, as such, is not independent of management.
As President of BLS, Mr. Melnyk is sufficiently involved in management decisions that he is not considered by the Board to be independent of management.

Mr. Plener is a partner in a major law firm that acts for Biovail and its subsidiaries from time to time on specific projects (but is not general counsel to Biovail or any of its subsidiaries). Mr. Plener's firm also represents Mr. Melnyk in certain of his business activities that are unrelated to Biovail. It is anticipated that Mr. Plener and his firm will continue to act in these capacities in the future. In addition, Mr. Plener serves on the boards of certain entities in which Mr. Melnyk has an interest. The Board classifies Mr. Plener as not being independent due to the criteria described above.

Membership by directors on other public company Boards.	✓
Biovail has disclosed all of the public, private and charitable boards on which its directors sit on pages 11 through 14 of this Circular under the heading "Information Relating to Biovail's Directors — Election of Directors".
Chairman or Lead Director should be independent.	✓
Biovail's Chairman is the Company's founder and largest shareholder. He was also the CEO until November 2004 and the Executive Chairman until June 2006 and acts an executive of certain of Biovail's operating subsidiaries. Accordingly, the Board does not classify him as an independent director. However, the Board believes that the importance of Mr. Melnyk's participation in Biovail and its business outweighs the merit of an independent chairman. However, the Board also believes that it is important to support the independence of the Board in other ways. Accordingly, the Board has put other structures in place to support the independence of the Board, including regular in camera meetings of the independent directors and the formalization, in the Position Description for the Chairman of the Compensation, Nominating and Corporate Governance Committee, of the leadership position to be played by that independent Committee Chairman. Among other things, the Chairman of this Committee performs the role played by the "lead director" of other organizations and he has the responsibility, in cooperation with the Chairman and the Board, to provide the leadership necessary to provide greater assurance that adequate resources and timely and relevant information are available to the Board to allow it to effectively carry out its work. In addition, the Chairman of the Compensation, Nominating and Corporate Governance Committee is responsible for chairing the in camera meetings of the independent directors and for discussing with the Chairman issues raised by the independent directors in those meetings and providing input with respect to Board agendas.
The Board should have regular in camera sessions.	✓	The Board of Directors meets in camera without any member of management present at all Board meetings.
In addition, the independent directors meet separately, without management or any non-independent director present, as part of each Board meeting.
In 2006, these in camera meetings were held as part of every board meeting. Mr. Bristow, the Chairman of the Compensation, Nominating and Corporate Governance Committee, presides at all such meetings.

Biovail shareholders and other interested parties may communicate directly to Mr. Melnyk or to the independent directors any concerns they have about Biovail. See the contact information under "How can I contact the independent directors and Chairman?" on page 3 of this Circular.

Attendance at meetings must be disclosed.	✓
The attendance record for each director at meetings of the Board and Committees of the Board for the year ended December 31, 2006 is set out under "Information Relating to Biovail's Directors — Election of Directors" on pages 11 through 14 of the Circular.
BOARD CHARTER
The Board should have a written charter.	✓	The Board has adopted a comprehensive written charter.
The mandate of the Board of Directors is included as a schedule to this Circular at Appendix D. It is also posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
In addition to its statutory mandate to oversee the management of the business and affairs of the Corporation, the Board has assumed responsibility under the mandate for, among other things:

• nomination of directors, appointment of the Chairman of the Board and remuneration of directors, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee
• development of Biovail's approach to corporate governance, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee
• establishment of a culture of integrity among management and throughout Biovail
• policies regarding CEO selection and succession planning, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee
• executive compensation (only the independent directors in the case of CEO compensation)
• establishment of a Code of Business Conduct and Ethics, having considered the recommendations of the Risk and Compliance Committee

• oversight of the operation of Biovail's business, including, among other things, risk management, strategic planning process, internal control and management information systems, communications policy and feedback process and approval of annual financial statements
• reviewing and assessing the effectiveness of the Board and its committees
POSITION DESCRIPTIONS
The Board should adopt position descriptions for the chair of the Board and for the chairs of each Committee.	✓	The Board has approved position descriptions for: • the Chairman of the Board • the Chairman of each Committee of the Board
These position descriptions are posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)

The Chairman of the Board and of each Committee will be available to respond to questions from shareholders at the Meeting.
The Board should adopt a position description for the CEO.	✓	The Board has approved a position description for the CEO. This position description is posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
The Board requires management to obtain the Board's approval for:

• all decisions which are outside the ordinary course of the Company's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships)
• any expenditure greater than $5 million
• changes to the Company's organizational (legal entity) structure
• changes in the structure of the senior management team
• hiring and termination of persons holding positions that report directly to the CEO
ORIENTATION AND CONTINUING EDUCATION
The Board should adopt an orientation program for all new directors.	✓
New directors receive a comprehensive orientation.
The Company's orientation program was established to help new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Biovail's structure, organization, current priorities and issues that have been considered by the Board and its committees. Directors have access to an archive of Board materials, including management presentations from prior meetings. The new directors are educated regarding the role of the Board and its committees as well as the contribution individual directors are expected to make. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on various aspects of the Company's business. Through this orientation program new directors have the opportunity to become familiar with the business, operations and culture of the organization.
All directors should participate in an ongoing education program.	✓	All directors participate in Biovail's continuing education program for directors.

Through the Board's continuing education program, directors are provided with information about Biovail's business and industry through management presentations, and regular business updates from the CEO. Biovail also provides each director with a membership in the Institute of Corporate Directors and the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.

ETHICAL BUSINESS CONDUCT
The Board should monitor compliance with our Code of Conduct.	✓	Biovail has adopted a written Code of Business Conduct and Ethics (the "Business Conduct Code"). All material breaches of Biovail's Business Conduct Code are disclosed to the Board.

The Board is not aware of any material breaches of Biovail's Business Conduct Code. However, it expects management to report any such breaches to it. Responsibility, subject to Board approval, for the establishment and periodic update and review of the Business Conduct Code falls within the mandate of the Risk and Compliance Committee of the Board. Biovail has a Whistleblower Policy for monitoring compliance with the Business Conduct Code. In accordance with the Whistleblower Policy, our Chief Compliance Officer reports all alleged breaches to the Risk and Compliance Committee and all alleged breaches that may affect accounting, internal controls over financial reporting and auditing matters to the Audit Committee.
Conflict of Interest.	✓
Biovail has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If such arrangements were to arise, they would be considered and approved, as appropriate by the Board or the Audit Committee. In considering transactions and agreements where a director or officer has a material interest, that individual is expected to give notice of and clear that interest and abstain himself or herself from the Company's decision with respect to that matter.
The Code of Conduct should apply to all directors, officers and employees.	✓
Biovail's Business Conduct Code (referred to above) applies to all of the Company's directors, officers and employees.
The Business Conduct Code is available on our website at www.biovail.com. (See Investor Relations/Corporate Governance).

The Audit Committee has also adopted employee reportline procedures which provide a process for the receipt, retention and treatment of complaints received by Biovail regarding the Company's accounting, internal accounting controls or auditing matters. Employees, officers and directors are able to submit such complaints on a confidential and anonymous basis. The Audit Committee is responsible for the establishment of the employee reportline procedures.
AUDIT COMMITTEE
The Audit Committee must be fully independent and must operate pursuant to a written charter.	✓
Our Audit Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail is required to have an Audit Committee. Biovail's Audit Committee is chaired by Michael Van Every, a retired partner from a major accounting firm. Mr. Van Every and the other members of the Audit Committee (Dr. Paul, Mr. Sokalsky and Mr. Wells) are each fully independent as that term is defined in connection with audit committee membership under all applicable legislation, regulation and stock exchange rules. The Board has concluded that each of the members of the Audit Committee are "audit committee financial experts" as defined in the Sarbanes Oxley Act of 2002 and are "financially literate" as defined under Multilateral Instrument 52-110 — Audit Committees.

The Audit Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law. This includes responsibility for reviewing the Company's quarterly and annual financial statements and management's discussion and analysis of results of operations and financial condition and for monitoring the Company's internal control procedures. As contemplated in its charter, the Audit Committee meets regularly with the Company's external auditors without management being present. The Audit Committee mandate is posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)

Additional information with respect to the Audit Committee can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2006 under the headings "Directors, Senior Management and Employees — Board Practices" and "Principal Accounting Fees and Services", available at www.sedar.com and www.sec.gov.
NOMINATION OF DIRECTORS AND COMPENSATION

The nominating committee should be fully independent and should operate pursuant to a written charter. The compensation committee should be fully independent and should operate pursuant to a written charter.	✓
Our Compensation, Nominating and Corporate Governance Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail's Compensation, Nominating and Corporate Governance Committee is comprised solely of independent directors (Mr. Bristow (Chairman), Dr. Paul and Mr. Van Every).
The Compensation, Nominating and Corporate Governance Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law, including:
• assisting the Board by identifying individuals qualified to become Board members, consistent with criteria established by the Board
• recommending that the Board select the director nominees for the next annual meeting of shareholders
• developing and recommending to the Board a set of corporate governance principles and guidelines applicable to Biovail
• overseeing the evaluation of the Board and senior management
• reviewing and recommending to the Board compensation of the CEO
• recommending to the Board, non-CEO compensation, incentive based plans and equity-based plans
• producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the Circular.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.

How we set compensation for our directors and officers.	✓
In setting the compensation of Biovail's officers, the Compensation, Nominating and Corporate Governance Committee targets the Company's compensation for each component in the officer's compensation package (base salary, annual incentives, long-term incentives and benefits) to be within approximately the 50th percentile of similar positions at a comparator group of companies in closely related industries in the US and Canada. For more details on the philosophy and approach adopted by the Compensation Nominating and Corporate Governance Committee, see "Report on Executive Compensation — General Compensation Philosophy".

Director compensation is set by the Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee and in accordance with director compensation guidelines established by the Compensation, Nominating and Corporate Governance Committee. The Compensation, Nominating and Corporate Governance Committee retains an independent compensation consultant, Mercer Oliver Wyman, to provide it with market advice on director compensation. The Board believes that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.
The Committee has retained an independent compensation consultant to assist in the discharge of its mandate.
Our Vice President, Investor Relations and Corporate Communications reports to the Committee and Board on comments received from shareholders, analysts and other stakeholders.
OTHER COMMITTEES
Identify and describe any other committees of the Board.	✓	Our Risk and Compliance Committee is comprised of Mr. Plener (chair), Mr. Melnyk and Mr. Wells and operates pursuant to a comprehensive written charter.

The Risk and Compliance Committee operates pursuant to a written charter and assists the Board of Directors with their oversight of processes in place to identify, assess, monitor and control critical risks facing Biovail, including regulatory risks and other principal risks associated with our business. Under the direction of the Risk and Compliance Committee, the Company, with the assistance of Mercer Oliver Wyman, has undertaken a comprehensive Enterprise Risk Management review.
BOARD, COMMITTEE AND DIRECTOR ASSESSMENTS
The Board, its Committees and each individual director should be assessed regularly.	✓	The Board is in the process of completing an assessment in respect of 2006 which addresses the contribution and effectiveness of the Board, its committees and the individual directors.

The Compensation, Nominating and Corporate Governance Committee retained Dr. Peter Stephenson of Meridien Consulting Services Inc. ("Meridien") to assist in a detailed assessment of the effectiveness of Biovail's Board of Directors, Board Committees and individual directors. This assessment process has included the completion by directors of an evaluation form that solicited ratings and written comments regarding the overall Board of Directors, all Board Committees and the Chairman of the Board. Directors also completed a separate survey for each committee upon which they serve. Following receipt of written feedback, interviews with directors were conducted by Meridien to gather verbal peer feedback regarding each individual director on a confidential basis. Peer feedback is to be communicated back to each director on an anonymous basis by Meridien. Meridien also interviewed several members of senior management to gain their perspective on Board contribution and areas in which the Board of Directors might improve its value to them and the Company. Meridien's report has been reviewed by the Chair of the Compensation, Nominating and Corporate Governance Committee and will be presented to the full Committee and Board of Directors at an upcoming meeting.

There should be a process to allow individual directors to engage outside advisors.	✓	Each director has the authority to retain external advisors with the approval of the Chair of the Compensation, Nominating and Corporate Governance Committee.

This provision is set out in the written charter of the Compensation, Nominating and Corporate Governance Committee and in the Director Resource Policy. Both of these documents can be found on Biovail's website at www.biovail.com. Fees and expenses relating to the retention of such advisors are pre-approved by the Chair of the Compensation, Nominating and Corporate Governance Committee and paid by Biovail.

APPENDIX D CHARTER OF THE BOARD OF DIRECTORS

1.         PURPOSE AND RESPONSIBILITY OF THE BOARD

  By approving this Charter, the Board explicitly assumes responsibility for the stewardship of Biovail and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Biovail's business and affairs.

2.         REVIEW OF CHARTER

  The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate, shall consider such amendments to this Charter as the Compensation, Nominating and Corporate Governance Committee of the Board (the "CNCG Committee") shall recommend, and shall make such amendments to this as it considers necessary or appropriate.

CONSTITUTION OF THE BOARD

3.         ELECTION AND REMOVAL OF DIRECTORS

3.1
Number of Directors

  The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time, within any range as may be set out in Biovail's articles at such time.

3.2
Election of Directors

  Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

3.3
Vacancies

  The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the CBCA.

3.4
Ceasing to be a Director

  A Director will cease to hold office upon:

  (i)
  delivering a resignation in writing to Biovail;

  (ii)
  being removed from office by an ordinary resolution of the shareholders;

  (iii)
  his or her death; or

  (iv)
  becoming disqualified from acting as a Director.

3.5
Deemed Resignation

  A Director shall offer his or her resignation to Biovail (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

4.         CRITERIA FOR DIRECTORS

4.1
Qualifications of Directors

  Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.

4.2
Residency

  At least 25% of the Directors shall be resident Canadians.

4.3
Independence of Directors

(a)
The composition of the Board shall comply with all statutory and regulatory requirements to which Biovail is subject. Without limiting the generality of the foregoing, at least one-third of the Directors shall not be officers or employees of Biovail or any of its affiliates.

  (b)
  At least a majority of the Directors shall be independent as "independence" is defined for the purposes of board composition under applicable regulatory and Stock Exchange requirements.

4.4
Other Criteria

  The Board may establish other criteria for Directors as contemplated in this Charter.

5.         BOARD CHAIRMAN

5.1
Chairman to Be Appointed Annually

  The Board shall appoint the Chairman annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

6.         REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1
Remuneration

  Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the CNCG Committee.

6.2
Retaining and Compensating Advisors

  Each Director shall have the authority to retain outside counsel and any other external advisors from time to time as appropriate with the approval of the Chairman of the CNCG Committee, which approval may not be unreasonably withheld or delayed.

MEETINGS OF THE BOARD

7.     MEETINGS OF THE BOARD

7.1
Time and Place of Meetings

  Meetings of the Board shall be called and held in the manner and at the location contemplated in Biovail's by-laws.

7.2
Frequency of Board Meetings

  The Board shall meet at least four times per year on a quarterly basis.

7.3
Quorum

  In order to transact business at a meeting of the Board:

  (a)
  at least a majority of Directors then in office shall be present; and

  (b)
  at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise).

7.4
Secretary of the Meeting

  The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5
Right to Vote

  Each member of the Board shall have the right to vote on matters that come before the Board.

7.6
Invitees

  The Board may invite any of Biovail's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

8.         IN CAMERA SESSIONS

8.1
In Camera Sessions of Non-Management Directors

  At the conclusion of each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2
In Camera Sessions of Independent Directors

  At the conclusion of each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

9.         DELEGATION AND RELIANCE

9.1
Delegation to Committees

  The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating. However, no committee of the Board shall have the authority to make decisions which bind Biovail, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2
Requirement for Certain Committees

  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate:

  (a)
  Audit Committee;

  (b)
  CNCG Committee; and;

  (c)
  Risk and Compliance Committee (the "Risk Committee");

9.3
Composition of Committees

  The Board will approve the composition and appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with listing requirements of the Stock Exchanges and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate and shall require the CNCG Committee to make recommendations to it with respect to such matters.

9.4
Review of Charters

  On an annual basis, the Board will review the recommendations of the CNCG Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.5
Delegation to Management

  Subject to Biovail's articles and by-laws, the Board may designate the offices of Biovail, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Biovail, except to the extent that such delegation is prohibited under the CBCA, applicable rules of securities regulatory authorities and Stock Exchanges, or limited by the articles or by-laws of Biovail or by any resolution of the Board or policy of Biovail.

9.6
Limitations on Management Authority

  The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

  (a)
  all decisions which are outside of the ordinary course of Biovail's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships);

  (b)
  any expenditure above an amount specified by the Board from time to time;

  (c)
  appointment of officers; and

  (d)
  such other matters as the Board may determine from time to time.

9.7
Reliance on Management

  The Board is entitled to rely in good faith on the information and advice provided to it by Biovail's management.

9.8
Reliance on Others

  The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.9
Oversight

  The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

10.      DUTIES OF INDIVIDUAL DIRECTORS

10.1
Fiduciary Duty and Duty of Care

  In exercising his or her powers and discharging his or her responsibilities, a Director shall:

  (a)
  act honestly and in good faith with a view to the best interests of Biovail; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10.2
Compliance with CBCA and Constating Documents

  A Director shall comply with the CBCA and the regulations to the CBCA as well as with Biovail's articles and by-laws.

10.3
Compliance with Biovail's Policies

  A Director shall comply with all policies of Biovail applicable to members of the Board as approved by the Board.

11.      RESPONSIBILITIES OF DIRECTORS

11.1
Responsibilities Set out in Charter

  A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2
Orientation and Education

  A Director shall participate in the orientation and continuing education programs developed by Biovail for the Directors.

11.3
Meeting Preparation and Attendance

  In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

  (a)
  review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

  (b)
  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4
Assessment

  A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5
Other Responsibilities

  A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12.      BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1
Responsibility for Specific Matters

  The Board explicitly assumes responsibility for the matters set out in Section 15 of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Biovail's business and affairs.

12.2
Delegation to Committees

  Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.      CORPORATE GOVERNANCE GENERALLY

13.1
Governance Practices and Principles

  The Board shall be responsible for developing Biovail's approach to corporate governance. It shall consider and, if appropriate, approve recommendation of the CNCG Committee with respect to Biovail's approach to corporate governance including a set of governance principles and guidelines ("Corporate Governance Guidelines").

13.2
Governance Disclosure

  The Board shall approve disclosure about Biovail's governance practices in any document before it is delivered to Biovail's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3
Certification

  The Board shall review and approve before it is filed, each certification required to be delivered by Biovail's CEO and/or CFO to the Stock Exchanges with respect to Biovail's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4
Delegation to Nominating and Governance Committee

  The Board may direct the CNCG Committee to consider the matters contemplated in this section 13 and to report and make recommendations to the Board with respect to these matters.

14.      RESPONSIBILITIES RELATING TO MANAGEMENT

14.1
Integrity of Management

  The Board shall, to the extent feasible, satisfy itself:

  (a)
  as to the integrity of the CEO and other senior officers; and

  (b)
  that the CEO and other senior officers create a culture of integrity throughout the organization.

14.2
Succession Planning

  The Board shall consider and, if appropriate, approve recommendations of the CNCG Committee with respect to:

  (a)
  policies and principles for CEO selection and performance review with respect to potential successors to the CEO;

  (b)
  policies regarding succession in the event of an emergency or the retirement of the CEO; and

  (c)
  appointing, training and monitoring senior management.

14.3
Executive Compensation Policy

  The Board (and only the independent directors in the case of CEO compensation) shall receive recommendations of the CNCG Committee and make such determinations as it considers appropriate with respect to:

  (a)
  CEO's compensation level;

  (b)
  non-CEO officer compensation;

  (c)
  director compensation;

  (d)
  non-equity compensation plans; and

  (e)
  equity-based compensation plans.

14.4
Code of Conduct

  The Board shall consider the recommendations of the Risk Committee and, if approve, establish and update Biovail's Code of Business Conduct and Ethics the ("Business Conduct Code") with a view to complying with all applicable rules and regulations and satisfying itself that management has established a system to enforce this Business Conduct Code.

15.      OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1
Risk Management

  The Board shall receive regular reporting from the Risk Committee on the principal risks of Biovail's business and the implementation of appropriate systems to manage these risks.

15.2
Strategic Planning Process

  The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Biovail's business.

15.3
Internal Control and Management Information Systems

(a)
The Board shall review reports of management and the Audit Committee concerning the integrity of Biovail's internal controls. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to ensure the integrity of such systems.

(b)
The Board shall review reports of the Risk Committee concerning the integrity of Biovail's management information systems. Where appropriate, the Board shall require management to implement changes to ensure the integrity of such systems.

15.4
Communications Policy and Feedback Process

(a)
The Board shall review and, if determined appropriate, approve a communication policy for Biovail for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the CNCG Committee with respect to this policy.

(b)
The Board shall establish a process pursuant to which the Board can receive feedback from shareholders.

15.5
Financial Statements

(a)
The Board shall receive regular reports from the Audit Committee with respect to the integrity of Biovail's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

(b)
The Board shall review the recommendations of the Audit Committee with respect to the annual financial statements and Management's Discussion & Analysis ("MD&A") of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

15.6
Capital Management

  The Board shall receive regular reports from management on the structure and management of Biovail's capital.

15.7
Pension Plan Matters

  The Board shall receive and review reports from management and from the Audit Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

15.8
Code of Business Conduct and Ethics

  The Board will review and approve the Business Conduct Code for Biovail. In approving this Business Conduct Code, the Board will consider the recommendations of the Risk Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

15.9
Compliance and Disclosure

  The Board will direct the Risk Committee to monitor compliance with the Business Conduct Code and recommend disclosures with respect thereto. The Board will consider any report of the Risk Committee concerning these matters, and will approve the disclosure of the Business Conduct Code and of any waiver granted to a Director or senior officer of Biovail from complying with the Business Conduct Code.

16.      COMPOSITION AND STRUCTURE OF BOARD AND COMMITTEES

16.1
Size of the Board

  The Board shall consider and, if appropriate, approve any recommendations of the CNCG Committee in connection with the size and composition of the Board for the purpose of establishing a Board comprised of members who facilitate effective decision making.

16.2
Independence

  The Board shall consider and, if appropriate, approve recommendations of the CNCG Committee regarding structures and procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without management present.

16.3
Nominating and Appointment of Directors

(a)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the CNCG Committee to make recommendations to it with respect to such nominations.

(b)
The Board shall consider, and if appropriate, adopt a process recommended to it by the CNCG Committee pursuant to which the Board shall:

(i)
consider what competencies and skills the Board, as a whole, should possess; and

(ii)
assess what competencies and skills each existing Director possesses and which the Board therefore as a whole possesses.

17.      BOARD EFFECTIVENESS

17.1
Position Descriptions

  The Board shall review and, if determined appropriate, approve the recommendations of the CNCG Committee concerning formal position descriptions for:

  (a)
  the Chairman of the Board and for the Chairman of each committee of the Board; and

  (b)
  the CEO.

17.2
Director Orientation and Continuing Education

  The Board shall review and, if determined appropriate, approve the recommendations of the CNCG Committee concerning:

  (a)
  a comprehensive orientation program for new Directors; and

  (b)
  a continuing education program for all Directors.

17.3
Board, Committee and Director Assessments

  The Board shall review and, if determined appropriate, adopt a process recommended by the CNCG Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4
Annual Assessment of the Board

  Each year, the Board shall assess its performance and effectiveness in accordance with the process established by the CNCG Committee.

This Charter is subject to the provisions of the articles, by-laws and the Canada Business Corporations Act as amended from time to time.

Dated at Mississauga this 14th day of March, 2007.

SCHEDULE "A"

DEFINITIONS

In this Charter:

  (a)
  "Board" means the board of directors of Biovail;

  (b)
  "CEO" means Biovail's chief executive officer;

  (c)
  "Chairman" means the Chairman of the Board;

  (d)
  "Charter" means this charter, as amended from time to time;

  (e)
  "Director" means a member of the Board;

  (f)
  "Biovail" means Biovail Corporation.; and

  (e)
  "Stock Exchanges" means, at any time, any stock exchange on which any securities of Biovail are listed for trading at the applicable time.

QuickLinks

REVISIONS TO THE AMENDMENT PROVISIONS OF THE 2006 STOCK OPTION PLAN, 2004 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN
AMENDMENT TO THE 2006 STOCK OPTION PLAN TO PROVIDE FOR RESTRICTED SHARE UNIT AWARDS
CONSTITUTION OF THE BOARD
MEETINGS OF THE BOARD
DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD
DUTIES AND RESPONSIBILITIES
SCHEDULE "A" DEFINITIONS